CAIT

REIT

Capital Alliance Income Trust

A Real Estate Investment Trust

Annual Report
for Year Ended December 31, 2001

TRUST PROFILE

Capital Alliance Income Trust Ltd., A Real Estate Investment Trust ("CAIT") is a specialty residential mortgage finance company, headquartered in San Francisco. As a portfolio lender, CAIT invests primarily in high-yielding, non-conforming mortgage loans on one-to-four unit residential properties located in California and other western states with a special "niche" in various types of bridge financings. CAIT also conducts a wholesale mortgage banking business through its subsidiary, Capital Alliance Funding Corporation ("CAFC"), which originates and wholesales conforming and non-conforming residential mortgages in the western United States for resale to CAIT and the secondary market on a whole-loan basis for cash.

CAIT's objective is to maximize its shareholders' total return and build shareholder value through superior yields from its residential mortgage investment, mortgage banking and warehouse lending businesses, and through efficient operations.

FINANCIAL HIGHLIGHTS

	1999	2000	2001
Operations Highlights(1)			
Revenue	$1,243,866	$1,623,656	$2,858,179
Net income	$450,605	$515,023	$1,142,896
Preferred Share Highlights(2)(4)			
Dividends(3)	$2.69	$2.86	$2.37
Common Share Highlights(2)			
Weighted average basic earnings	---	---	$1.46
Weighted average diluted	---	---	$1.05
Dividends	$0.765	$0.765	$1.045
Balance Sheet Highlights(1)(2)			
Total assets	$17,006,696	$19,299,332	$25,343,401
Total liabilities	$1,579,862	$4,589,168	$11,248,860
Shareholder's equity:	$15,426,834	$14,710,164	$14,094,541
Preferred share equity	$5,665,963	$5,584,317	$5,584,317
Preferred shares outstanding	210,586	210,586	210,644
Preferred share book value	$26.91	$26.51	$26.51
Common share equity	$9,754,458	$9,125,847	$8,510,224
Common shares outstanding	494,913	467,754	410,095
Common share book value	$19.71	$19.51	$20.75

(1) Includes CAFC's operating results reported on the equity method of accounting.
(2) Per share data restated to reflect the one-for-three reverse stock split of the Trust's common and preferred shares on May 11, 2001.
(3) Preferred dividend paid at the lesser of (a) 10.25% or (b) 1.5% over prime rate as reported in the Wall Street Journal.
(4) Preferred Shares are not publicly traded.

MESSAGE TO OUR SHAREHOLDERS

We are pleased to report that 2001 was a very successful year for Capital Alliance Income Trust Ltd. (AMEX Symbol "CAA") and its shareholders as measured by its growth, its increased profitability, and its increase in shareholder value. Overall, CAA's common shares posted a total return of approximately 70%.

As highlighted on the inside covers of this report, in 2001:

(a) CAA's operating revenues from its core mortgage lending and mortgage banking businesses grew from $1,623,656 in 2000 to $2,858,179 – a 76% increase;
(b) Its net income more than doubled from $515,023 to $1,142,896;
(c) Its split adjusted basic earnings increased from zero to $1.46 per common share;
(d) The common share's annual dividend increased to $1.045 per share in 2001 from $ .765 per share in 2000;
(e) Its total assets grew from $19,299,332 to $25,343,401; and
(f) Its book value per common share increased from $19.51 per share to $20.75 per share.

Reflecting the increase in shareholder value, CAA's common shares rose on the American Stock Exchange from a split-adjusted low of $6.81 in the first quarter of 2001 to a high of $13.70 in the fourth quarter. After a further increase in the common share dividend to $. 40 per share (a $1.60 annual rate) in the first quarter of 2002, the common share price rose to a high of $15.40 (through April 12, 2002).

Contributing to this increase in shareholder value was the financial strength of CAA's core portfolio mortgage lending business and mortgage banking activities in California and other western states. Total mortgage loans in CAA's portfolio increased from $11,906,589 to $17,738,923 at year end – a $5,832,334 increase. CAA's mortgage portfolio carried a weighted average yield of 13.21% (excluding origination income) with a combined loan- to- value ratio of 65.1% and a weighted adjusted average maturity of 24.92 months. This increase was facilitated by increased bank borrowings which had a conservative leverage ratio of less than one times CAA's capital base and a positive spread between CAA's average lending rate and its cost of financing. Looking forward, we are continually seeking creative solutions to fund our anticipated growth and to provide additional liquidity.

Management believes that CAA is well-positioned for growth and that, notwithstanding the anticipated rise in interest rates during the balance of 2002, CAA's profitability should be maintained as a result of loan portfolio growth and increased loan origination activity. Concurrently with CAA's successful year in 2001, CAA's management continued its accumulation of CAA's common and preferred shares to further align their interests in CAA with those of CAA's public shareholders. As reflected in CAA's current Proxy Statement, which accompanies this Annual Report, CAA's management now holds 21.6% of the common shares and 3.6% of the preferred shares of CAA. CAA is firmly focused on creating long term shareholder value.

CAA's Annual Report incorporates the Form 10-K for the year ended December 31, 2001, filed with the Securities Exchange Commission, which contains a comprehensive review of CAA's activities and operating results. This year CAA's audited financial statements include as footnote 10 the abbreviated audited financial statements of Capital Alliance Funding Corporation ("CAFC") – CAA's mortgage banking subsidiary. CAFC's financial statements are not consolidated with those of CAA since CAA's investment in CAFC, pursuant to accepted accounting standards, are accounted for under the equity method.

This report also contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) of management that inherently involve risks and uncertainties. CAA's actual results and liquidity can differ materially from those anticipated in these forward-looking statements because of changes in the level and composition of CAA's investments and unforseen factors. As discussed in CAA filings with the Securities and Exchange Commission, these factors may include, but are not limited to, changes in general economic conditions, the availability of suitable investments, fluctuations in and market expectations for fluctuations in interest and levels of mortgage prepayments, deterioration in credit quality and ratings, the effectiveness of risk management strategies, the impact of leverage, the liquidity of secondary markets and credit markets, increases in costs and other general competitive factors.

We again thank you, our shareholders, for your support, and we believe that our team of dedicated employees deserves our collective thanks for their efforts on our behalf.

Very truly yours,

Thomas B. Swartz
Chairman

Dennis R. Konczal
President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001
OR
( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-11625

CAPITAL ALLIANCE INCOME TRUST LTD.,
A REAL ESTATE INVESTMENT TRUST

(Exact name of registrant as specified in its charter)

Delaware	94-3240473
(State or other Jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
50 California Street Suite 2020 San Francisco, California	94111
(Address of principal executive office)	*(zip code)*

(415) 288-9575
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock $0.01 par value	American Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No ___.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (¶229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

As of April 5, 2002, the Registrant's common shares closed at $15.40 and the aggregate market value of the Registrant's shares of Common Stock, $.01 par value, held by nonaffiliates of the registrant was approximately $5,333,528. At that date approximately 346,333 shares were held by non-affiliates. The shares are listed on the American Stock Exchange.

TABLE OF CONTENTS

PART I 5

ITEM 1. BUSINESS 5
General 5

MORTGAGE INVESTMENT BUSINESS 5
General 5
Mortgage Loan Portfolio 5
Financing 6

MORTGAGE CONDUIT BUSINESS 6
General 6
Marketing and Production 7
Underwriting 7
Whole Loan Sales 8

WAREHOUSE LENDING BUSINESS 8

HEDGING 9

SERVICING 9
Geographical Distribution 10
Interest 10
Maturity 10
Delinquencies 11

REGULATION 11

COMPETITION 12

EMPLOYEES 12

ITEM 2. PROPERTIES 12

ITEM 3. LEGAL PROCEEDINGS 12

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS 12

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS 13

PART II 15

ITEM 6. SELECTED FINANCIAL DATA 15

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 16

GENERAL 16
Organization 16
Operating Strategy 16
Loan Origination and Loan Servicing 16
Contingencies and Commitments 16

RESULTS OF OPERATIONS 17

YEAR ENDED DECEMBER 31, 2001
COMPARED TO YEAR ENDED DECEMBER 31, 2000 17

YEAR ENDED DECEMBER 31, 2000
COMPARED TO YEAR ENDED DECEMBER 31, 1999 18

INFLATION 18

LIQUIDITY AND CAPITAL RESOURCES 18

LIQUIDITY AND CAPITAL RESOURCES
FOR THE YEAR ENDED DECEMBER 31, 2001 18

LIQUIDITY AND CAPITAL RESOURCES
FOR THE YEAR ENDED DECEMBER 31, 2000 19
Forwarding-Looking Statements 19
Market Risk 19
Asset and Liability Management. 20

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 21

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS 22

PART IIII 23

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT 23

DIRECTORS 23

EXECUTIVE OFFICERS 24

ITEM 11. EXECUTIVE COMPENSATION 25

COMPENSATION OF OFFICERS 25

COMPENSATION OF DIRECTORS 25
Director Fees 25
Committee and Other Meeting Fees 25
Reimbursements 25

ITEM 12. SECURITY OWNERSHIP OF CERTAIN
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT 25

ITEM 13. CERTAIN RELATIONSHIPS
AND RELATED TRANSACTIONS 27
Arrangements and Transactions with CAAI 27
Sale and Purchase of Loans 27
Other Business Activities 28

PART IV 29

ITEM 14. EXHIBITS, FINANCIAL STATEMENTS
SCHEDULES, AND REPORTS ON FORM 8-K 29

(a)(1) Financial Statements 29

(a)(2) Financial Statement Schedules 21

(a)(3) Exhibits 29

SIGNATURES 31

ITEM 1. BUSINESS

General. Unless the context otherwise requires, references herein to the "Company" refer to Capital Alliance Income Trust Ltd., A Real Estate Investment Trust (the "Trust"), and Capital Alliance Funding Corporation ("CAFC"), collectively.

Capital Alliance Income Trust Ltd., A Real Estate Investment Trust is a specialty mortgage finance company which, together with its subsidiary, operates a mortgage banking concern with three divisions which are referred to herein as (1) the Mortgage Investment Business, (2) the Mortgage Conduit Business, and (3) the Warehouse Lending Business. The Trust directly conducts its Mortgage Investment Business, which invests for the Trust's portfolio of collateral-oriented, high-yielding, non-conforming residential mortgage loans and home equity loans and its Warehouse Lending Business which provides secured warehouse and repurchase financing to CAFC and an affiliated mortgage banker. The Mortgage Conduit Business, which originates and purchases as a wholesale mortgage banker, non-conforming residential mortgage loans is conducted through CAFC in which the Trust holds a 99% economic interest. Both the Company and CAFC are externally advised by Capital Alliance Advisors, Inc. ("CAAI" or "Manager").

References to financial information of the Trust for the years ending 1999, 2000, and 2001 reflect the financial operations of the Trust and its Mortgage Investment and Mortgage Warehouse businesses and the Trust's equity interest in the Mortgage Conduit Business conducted by CAFC.

MORTGAGE INVESTMENT BUSINESS

General. The Trust, through its Mortgage Investment Business, acquires mortgage loans which are principally nonconforming residential mortgage loans with a maximum 75% combined loan-to-value ratio for long-term investment. The Mortgage Investment Business invests in both first and junior mortgage loans. Income is earned principally from the net interest income received by The Trust on mortgage loans held in its portfolio and from fees received in connection with their origination. Such acquisitions are financed with a portion of the Trust's capital. Loans, other than warehouse lines of credit and repurchase financing obtained by CAFC, are restricted by the Trust's Bylaws to four (4) times the Trust's total shareholders' equity. (See "Mortgage Conduit Business.")

Mortgage Loan Portfolio. The Trust (a) through its Manager originates mortgage loans, through its Advisor's executive office in San Francisco and its branch offices in Irvine and San Diego, California and through its network of mortgage brokers and correspondents, and (b) invests a substantial portion of its portfolio in non-conforming first and second mortgage loans. The Trust also purchases such loans from third parties, including CAFC, for long-term investment. Management believes that non-conforming mortgage loans provide an attractive net earnings profile and produce higher yields without commensurately higher credit risks when compared with conforming mortgage loans. As a matter of investment policy, all loans held for the Trust's portfolio have a loan-to-value, at the time of origination, of 75% or less. This is verified by independent appraisal. At December 31, 2001 the Trust's loan portfolio totaled $17,738,923 with an average loan size of $179,181, an average weighted yield of 13.21%, a weighted average adjusted maturity of 24.92 months and a weighted average loan-to-value ratio of 65.10%. First deeds of trust comprised 26% of the portfolio's dollar value and junior deeds of trust were 74%. The highest concentration of non-conforming mortgage loans originated or purchased by the Trust relates to properties located in California because of the generally higher property values and mortgage loan balances prevalent there.

Financing. The Mortgage Investment Business is financed by the Trust's shareholders' equity and bank borrowings. The Trust's Bylaws restrict the encumbrance of the Trust's assets to four (4) times the Trust's total shareholders' equity. The Trust's portfolio of mortgage loans at December 31, 2001 was partially encumbered by two different bank lines of credit in the amounts of $6,964,300 and $2,250,000 respectively. Such restriction does not apply to CAFC which utilizes warehouse lines of credit from commercial lenders.

The Trust may plan to issue Mortgage-backed Securities, such as Collateralized Mortgage Obligations or mortgage pass-through certificates representing an undivided interest in pools of mortgage loans formed by the Trust. However, there is no assurance that the Trust will adopt financing strategies in the future which will include the issuance of mortgage-backed securities as an alternative for the financing of its Mortgage Investment Business. Similarly, the investment policies of the Trust for its Mortgage Investment Business and its Bylaws may be modified by the Trust's Board of Directors.

The Trust is negotiating for additional lines of credit secured by a portion of the Trust's mortgage loan portfolio and at the rates that are consistent with its financing objectives described herein. The Trust, through CAFC, has obtained third-party warehouse financing at interest rates that are consistent with its financing objectives described herein. The Trust also extends a warehouse reverse repurchase facility to CAFC which at December 31, 2001 aggregated $4,217,407. A reverse repurchase agreement, although structured as a sale and repurchase obligation, acts as a financing vehicle under which CAFC effectively pledges its mortgage loans as collateral to secure a short-term loan. Generally, the other party to the agreement makes the loan in an amount equal to a percentage of the market value of the pledged collateral.

MORTGAGE CONDUIT BUSINESS

General. CAFC was organized on April 15, 1997 as a taxable subsidiary and began its mortgage origination and whole loan sales operations on a start-up basis in August, 1997. The Mortgage Conduit Business consists primarily of the origination and the purchase and sale of mortgage loans with a complete spectrum of credit grades secured by first liens and second liens on single (one-to-four) family residential properties that are originated in accordance with its underwriting guidelines. The Trust's Mortgage Conduit Business acts as a conduit between the originators of such mortgage loans and permanent investors in such loans. Capital Alliance Advisors, Inc. contracts with CAFC for its management and for its mortgage origination, loan processing and underwriting, and secondary sales services. The Trust's Manager owns a 1% economic interest and 100% of the voting control of CAFC.

The Management believes that non-conforming credit-rated mortgage loans, when properly underwritten, provide an attractive net earnings profile, producing higher yields without disproportionately higher credit risks when compared to mortgage loans that qualify for purchase by FNMA or FHLMC. The Trust's policy for its Mortgage Investment Business, which limits the financing or leveraging of its mortgage loan portfolio, does not apply to its Mortgage Conduit Business since such mortgage loans are generally held in CAFC for less than ninety days prior to their sale to permanent investors who securitize such loans in the secondary market and their acquisition or funding will generally be facilitated through a warehouse line of credit or reverse repurchase agreement.

Correspondents originate and close mortgage loans under CAFC's mortgage loan programs on a loan-by-loan basis. Correspondents include mortgage bankers and mortgage brokers. However, the Mortgage Conduit Business will assume the potential risk of any increased delinquency rates and/or credit losses as well as interest rate risk in the event there is a delay in the sale of such loans to permanent investors. Normally, such on-going risks, upon the sale of a loan will pass to the purchaser without recourse to CAFC and are reduced by the relatively short period that such loans are held and accumulated prior to sale to permanent investors.

All non-conforming loans purchased or originated by CAFC which meet the Trust's underwriting guidelines, including its 75% Combined Loan-to-Value limitation, are made available for sale to the Trust at fair market value at the date of sale and subsequent transfer to the Trust. Loans not purchased by the Trust for its Mortgage Investment Business will be sold in the secondary market through whole loan sales.

The Mortgage Conduit Business acquires all of the servicing rights on loans it originates or purchases and such servicing rights will normally be relinquished when loans are sold into the secondary market. The Mortgage Conduit Business generally has no on-going risk of loss after a whole loan sale other than liability with respect to normal warranties and representations given in such sales and for fraud in the origination process.

Marketing and Production. CAFC's competitive strategy in its Mortgage Conduit Business is to offer to its mortgage loan broker and correspondent network, a complete spectrum of credit-grade residential mortgage loans to be sold in the secondary market network. This should enable CAFC to shift the high fixed costs of interfacing with the homeowner to the correspondents and brokers. The marketing strategy for the Mortgage Conduit Business is designed to accomplish three objectives: (1) attract a diverse group of loan originators and loan correspondents throughout California and the western United States, (2) establish relationships with such brokers and correspondents and, (3) originate and/or purchase the loans on both an individual and bulk basis and sell them into the secondary market or, where they meet the Trust's underwriting standards, to the Trust's Mortgage Investment Business. To accomplish these objectives, the Mortgage Conduit Business intends to provide responsive and consistent underwriting and funding services to its mortgage broker and correspondent networks. CAFC and the Trust emphasize flexibility in their mortgage loan products to attract correspondents and establish relationships. CAFC also maintains relationships with numerous end-investors so that it may develop products that they may be interested in as market conditions change, which in turn may be offered through the correspondent network.

A substantial portion of the mortgage loans to be originated or purchased through the Mortgage Conduit Business are non-conforming mortgage loans. Such non-conforming loans may involve some greater risk as a result of underwriting and product guidelines which will differ from those applied by FNMA and FHLMC primarily with respect to loan size, borrower income or credit history, required documentation, interest rates, and borrower occupancy of the mortgaged property. In general, non-conforming residential mortgage loans made to borrowers with lower credit ratings than borrowers of higher quality, or so called "A" grade mortgage loans, are normally subject to higher rates of loss and delinquency than the other non-conforming loans to be purchased by the Mortgage Conduit Business. As a result, these loans normally bear a higher rate of interest, and may be subject to higher fees (including greater prepayment fees and late payment penalties), than non-conforming loans of "A" quality.

The mortgage loans originated or acquired by the Mortgage Conduit Business will be secured by first liens and/or second liens on single (one-to-four) family residential properties with either fixed or adjustable interest rates. Fixed-rate mortgage loans have a constant interest rate over the life of the loan, which is generally 15, 20 or 30 years. The interest rate on an adjustable rate mortgage ("ARM") is typically tied to an index (such as LIBOR) and is adjusted periodically at various intervals.

The Trust's Manager, through its correspondent and broker network, including the Trust's subsidiary CAFC which is managed by CAAI, accounted for 100% of the total mortgage loans acquired by the Trust during the year ended December 31,2001.

Underwriting. The Trust's Manager, CAAI, provides documentation for the origination or purchase of mortgage loans and performs the underwriting function for all of the Trust's loans on a contract basis with the Trust. The Trust's Manager also performs a full credit review and analysis to ensure compliance with its loan eligibility requirements. This review specifically includes, among other things, an analysis of the underlying property and associated appraisal and an examination of the credit, employment and income history of the borrower. Under all of these methods, loans are originated or purchased only after completion of a legal documentation and eligibility criteria review.

Under all of the Trust's and CAFC's underwriting methods, loan documentation requirements for verifying the borrowers' income and assets vary according to loan-to-value ratios, credit ratings and other factors. This variation is necessary to be competitive and responsive to the needs of the non-conforming mortgage loan sellers. Generally, as the standards for required documentation are lowered, borrowers' down payment requirements are increased and the required loan-to-value ratios are decreased. These types of loans with less documentation are reviewed on a risk analysis underwriting basis. Reduced documentation loans require the borrower to have a stronger credit history and larger cash reserves and the appraisal of the property is validated by either an enhanced desk or field review. The underwriters utilize a risk analysis approach to determine the borrower's ability and willingness to repay the debt and to determine if the property taken as security has sufficient value to recover the debt in the event that the loan defaults. Each loan is reviewed for compensating factors (i.e., credit reports, sufficient assets, appraisal, job stability, ability to repay the loan), and overall compensating factors are reviewed to fully analyze the risk.

CAAI reviews each loan prior to the Trust's commitment to originate or purchase a mortgage loan to ensure that the mortgage loans meet its quality standards. The type and extent of the quality control review depends on the nature of the seller and the characteristics of the loans. In performing a quality control review on a loan, CAAI analyzes the underlying property appraisal and examines the credit and income history of the borrower. In addition, all documents submitted in connection with the origination or purchase of the loans, including insurance policies, title policies, deeds of trust or mortgages and promissory notes, are examined for compliance with the Trust's and CAFC's guidelines and to ensure compliance with state and federal regulations.

Whole Loan Sales. CAFC sells its mortgage loans on a loan-by-loan or "flow" basis, service released. CAFC does not accumulate a pool of mortgage loans for sale to investors in whole loan sale transactions. While the loans sold by the Trust's Mortgage Conduit Business will generally be sold on a non-resource basis with respect to economic interest and rate risk, such sales will generally be made pursuant to agreements that provide for recourse by the purchaser against the Trust's Mortgage Conduit Business in the event of a breach of any representation or warranty made by the Trust's Mortgage Conduit Business, any fraud or misrepresentation during the mortgage loan origination process or upon early default on such mortgage loans. The Trust's Mortgage Conduit Business will generally try to limit the remedies of such purchasers to the remedies the Trust's Mortgage Conduit Business receives from the persons from whom the Trust's Mortgage Conduit Business purchases a portion of such mortgage loans. However, in some cases, the remedies available to a purchaser of mortgage loans may be broader than those available to the Trust's Mortgage Conduit Business against its seller, and should a purchaser exercise its remedies and rights against it, the Mortgage Conduit Business may not always be able to enforce whatever remedies it may have against its sellers.

WAREHOUSE LENDING BUSINESS

The Trust's third line of business is its Warehouse Lending Business. Such operations consist primarily of financing for its affiliated mortgage bankers, including CAFC and Calliance Realty Fund, LLC. The non-conforming mortgage loans funded with such financing maybe acquired by the Trust for its portfolio when such loans meet its investment criteria. These facilities provide reverse financing for mortgage loans from the time of closing the loan to the time of its sale or other settlement with the pre-approved investor. The Trust's financing is non-recourse and the Trust can only look to the sale or liquidation of the mortgage loans as a source of repayment or repurchase. Any claim of the Trust as a secured lender in a bankruptcy proceeding may be subject to adjustment and delay. Borrowings under these facilities are presented on the Trust's balance sheet as "Notes receivables from related party."

The Trust provides $5 million and $1.5 million reverse repurchase facilities to CAFC and Calliance Realty Fund, LLC. The lines of credit outstanding on the Trust's balance sheet is structured to qualify under the REIT asset tests and to generate income qualifying under the 75% gross income test. The terms of the line are market based and may include a per loan fee of up to $500 with an advance rate of 100% of the fair value of the mortgage loans outstanding.

Utilizing reverse repurchase agreements, at December 31, 2001, the Trust had outstanding balances of $4,217,407 to CAFC and $0 to Calliance Realty Fund, LLC, both affiliated mortgage banking companies.

HEDGING

The mortgage loans held by the Mortgage Investment Business mostly carry fixed rates and have relatively short maturities. As the portfolio of fixed-rate mortgage loans increases or if the portfolio's scheduled maturities increase, it is anticipated that various hedging strategies will be implemented to provide protection against interest rate risks. The nature and quantity of hedging transactions will be determined by the Manager based on various factors, including market condition, the expected volume of mortgage loan originations and purchases for investment and the mortgage volume and period of time required to accumulate and to sell mortgage loans.

However, an effective hedging strategy is complex and no hedging strategy can completely insulate the Mortgage Conduit Business or Mortgage Investment Business from interest rate risks. In addition, hedging involves transaction and other costs, and such costs could increase as the period covered by the hedging protection increases or in period of rising and fluctuating interest rates. Therefore, the Mortgage Conduit Business or Mortgage Investment Business may be prevented from effectively hedging its interest rate risks, without significantly reducing its return on equity.

SERVICING

As the Trust or CAFC originates mortgage loans, they acquire the servicing rights. The Trust and CAFC subcontract all of their servicing obligations under such loans to CAAI, the Trust's Manager. Servicing includes collecting and remitting loan payments, making required advances, accounting for principal and interest, holding escrow or impound funds for payment of improvement holdbacks, interest, taxes and insurance, if applicable, making required inspections of the mortgaged property, contacting delinquent borrowers and supervising foreclosures and property dispositions in the event of unremedied defaults in accordance with the Trust's guidelines. All or a portion of the aforementioned servicing responsibilities may be subcontracted by the Trust's Manager.

Servicing Portfolio. The following tables sets forth certain information regarding the Trust's servicing portfolio of loans for the years ended

	December 31, 1999	December 31, 2000	December 31, 2001
Beginning servicing portfolio	$8,968,645	$10,807,644	$11,906,586
Loans added to the servicing portfolio	$7,452,006	$7,457,537	$15,380,173
Loans sold, servicing released and principal paydowns [1]	$5,630,987	$6,358,592	$9,547,836
Ending servicing portfolio	$10,807,644	$11,906,589	$17,738,923
Number of loans serviced	82	84	99
Average loan size	$131,801	$141,745	$179,181

(1) Includes normal loan payoffs, principal amortization prepayments, and loans contributed as capital to CAFC, less reserves and foreclosures.

Geographical Distribution. The following table sets forth the geographic distribution of the Trust's servicing portfolio at the dates presented:

	December 31, 1999		December 31, 2000		December 31, 2001	
State	Number of Loans	$-% of Portfolio	Number of Loans	$-% of Portfolio	Number of Loans	$-% of Portfolio
CA	80	97%	75	89%	95	96%
OR	0	0%	1	1%	1	1%
UT	2	3%	4	5%	2	2%
Other	0	0%	4	5%	1	1%
Totals:	82	100%	84	100%	99	100%

Interest. The weighted average interest for the Trust's portfolio of loans in its Mortgage Investment Business at December 31, 1999 was 12.15%, at December 31, 2000 it was 12.46%, and at December 31, 2001 it was 13.21%.

Maturity. The weighted average adjusted maturity of the Trust's portfolio of loans in its Mortgage Investment Business at December 31, 1999 was 22.57 months, at December 31, 2000 it was 27.48 months, and at December 31, 2001 it was 24.92 months. The following table shows the Trust's loan maturities at the dates presented.

	December 31, 1999		December 31, 2000		December 31, 2001	
Terms of Loans	Amount of Loans	$-% of Portfolio	Amount of Loans	$-% of Portfolio	Amount of Loans	$-% of Portfolio
0-12 months	6,548,777	61%	$3,254,592	27%	7,339,035	41%
13-24 months	1,365,577	13%	1,094,670	9%	1,143,689	6%
25-36 months	587,213	5%	505,576	4%	84,946	1%
37-48 months	None	0%	544,132	5%	2,208,485	13%
Over 48	2,306,077	21%	6,507,619	55%	6,962,768	39%
Totals:	$10,807,644	100%	$11,906,589	100%	$17,738,923	100%

Delinquencies. The following table shows the Trust's delinquency statistics for its servicing portfolio at the dates presented.

Loans Delinquent For:	December 31, 1999 Number of Loans	December 31, 1999 $-% of Portfolio	December 31, 2000 Number of Loans	December 31, 2000 $-% of Portfolio	December 31, 2001 Number of Loans	December 31, 2001 $-% of Portfolio
31-60 days	3	3%	3	3%	6	4%
61-90 days	2	4%	3	4%	8	5%
91 days+	7	8%	8[1]	10%	5[2]	3%
Totals:	12	15%	14	17%	19	12%

[1] Four of the 91 days+ delinquent loans were either paid off in full or brought current by March 31, 2001.
[2] Three of the 91 days+ delinquent loans were either paid off in full or brought current by March 31, 2002.

REGULATION

The Trust at all times intends to conduct its business so as not to become regulated as an investment Trust under the Investment Trust Act. The Investment Trust Act exempts entities that are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate" ("Qualifying Interest"). Under the current interpretation of the staff of the Commission, in order to qualify for this exemption, the Trust must maintain at least 55% of its assets directly in mortgage loans, and certain other Qualifying Interests in real estate. If the Trust fails to qualify for exemption from registration as an investment Trust, its ability to use leverage in its Mortgage Investment Business would be substantially reduced, and it would be unable to conduct its business as described herein. The Trust has not requested a legal opinion from counsel indicating that, it will be exempt from the Investment Trust Act.

Because the Trust's business is highly regulated, the laws, rules and regulations applicable to the Trust are subject to regular modifications and change. There are currently proposed various laws, rules and regulations which, if adopted, could impact the Trust. There can be no assurance that these proposed laws, rules and regulations, or other such laws, rules or regulations, will not be adopted in the future which could make compliance much more difficult or expensive, restrict the Trust's ability to originate, broker, purchase or sell loans, further limit or restrict the amount of commissions, interest and other charges earned on loans originated, brokered, purchased or sold by the Trust, or otherwise affect the business or prospects of the Trust. Also, members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Trust's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for loans of the kind offered by the Trust.

Additionally, there are various state and local laws and regulations affecting the Mortgage Conduit Business. CAFC is licensed in those states requiring such a license. Mortgage operations also may be subject to applicable state usury statutes. The Trust is presently in material compliance with all material rules and regulations to which it is subject.

COMPETITION

The Trust believes that it will continue to be able to compete in both its Mortgage Investment Business and its Mortgage Conduit Business on the basis of providing prompt and responsive service and flexible underwriting for independent mortgage brokers and correspondents to offer to their customers.

Continued consolidation in the mortgage banking industry may also reduce the number of current correspondents to the Mortgage Conduit Business, thus reducing the Trust's potential customer base, resulting in CAFC or the Trust purchasing a larger percentage of mortgage loans from a smaller number of sellers. Such changes could negatively impact the Mortgage Conduit Business.

The Trust faces competition in its Mortgage Investment Business and Mortgage Conduit Business from other financial institutions, including but not limited to banks and investment banks. At present such competition is not material to the Trust's Warehouse Lending Operations. Many of the institutions with which the Trust competes have significantly greater financial resources than the Trust.

EMPLOYEES

The Trust has no employees. The Manager employs and provides all of the persons required for the operation of the Trust and its Mortgage Investment Business. At December 31, 2001, the Manager employed 15 persons. Additional employees will be required to staff the anticipated growth of the Mortgage Conduit Business. None of the Manager's employees is subject to a collective bargaining agreement. The Manager believes that its relations with its employees are satisfactory.

ITEM 2. PROPERTIES

The Trust's and its Manager lease executive and administrative offices located at 50 California Street, Suite 2020, San Francisco, California, 94111, and consist of approximately 3,000 square feet.

CAFC leases space in Irvine and San Diego, California for its branch offices on a short-term basis.

Management believes that the terms of the leases are at least as favorable as could have been obtained from an unaffiliated third party. Management believes that these facilities are adequate for the Manager's, the Trust's and CAFC's foreseeable needs and that alternate space at reasonable rental rates is available, if necessary.

ITEM 3. LEGAL PROCEEDINGS

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

No matters were submitted to a vote of the Trust's security holders during the last quarter of its fiscal year ended December 31, 2001.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Trust's Common Stock was listed and began trading on the American Stock Exchange under the symbol "CAA" on October 1, 1998. The range of high and low split-adjusted sale prices of the Common Stock as quoted on the American Stock Exchange and NASDAQ composite were:

Year	Quarter	High	Low	Dividend per Share
2000	1st*	$13.20	$6.73	0.255
	2nd*	10.95	7.89	0.255
	3rd*	10.71	6.63	0.255
	4th*	10.53	6.93	---
2001	1st*	12.66	6.81	0.255
	2nd*	13.50	8.73	0.255
	3rd	13.41	11.91	0.255
	4th	13.70	12.10	0.280
2002	1st	14.20	12.91	0.300
	April 1-12	15.40	14.45	0.400

* All information is adjusted to reflect the May 14, 2001 one-for-three reverse stock split.

On December 31, 2001, there were approximately 110 holders of record (including holders who are nominees for an undetermined number of beneficial owners) of the Trust's Common Stock and 138 holders of record of the Trust's Preferred Stock which is not publicly traded. The Trust believes that its Common Stock is beneficially held by in excess of 750 shareholders.

On March 7, 2000, the Trust's Board of Directors authorized the Trust to repurchase up to $250,000 of the Trust's Common Stock, in open market purchases, from time to time, at the discretion of the Trust's management. On December 21, 2000, the Board of Directors increased the Stock Purchase Plan to $400,000, on June 19, 2001, to $550,000, and on March 13, 2002, to $695,000. As of March 14, 2002, $240,438 is available to repurchase the Trust's Common Stock. Separately, in a private transaction with Sutter Capital Management, the Board authorized the purchase of 47,500 Common Shares at $13.50 per Share. This transaction closed on September 3, 2001. The timing and extent of future repurchases will depend on market conditions. The Trust intends to effect such repurchase in compliance with Rule 10b-18 under the Securities Exchange Act of 1934. As of December 31, 2001, the Trust had acquired 91,066 post-split Common Shares under the repurchase plan at a total cost of $1,041,808. On December 21, 2001, Treasury Shares totaling 6,000 were used to satisfy exercised Common Share stock options. As of December 31, 2001, the Trust held 85,066 shares of Common Stock in the treasury.

On April 17, 2001, the Board of Directors duly approved the amendment of the Corporation's Certificate of Incorporation to effect a one-for-three reverse stock split of the Trust's Common and Preferred Shares, which approval was duly ratified by the shareholders of the Trust at its annual shareholders' meeting on August 8, 2001. The reverse stock split became effective after the close of business on May 11, 2001.

To maintain its qualification as a REIT, the Trust has made and intends during 2002 to make annual distributions to stockholders of at least 90% of its taxable income (which may not necessarily equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding any net capital gains or loan loss reserves. The Trust declares regular quarterly Common dividend distributions and monthly Preferred dividend distributions. Any taxable income remaining after the distribution of the regular quarterly or other dividends will be distributed annually on or prior to the date of the first regular quarterly dividends payment date of the following taxable year. The dividend policy is subject to revision at the discretion of the Board of Directors. All distributions in excess of those required for the Trust to maintain REIT status will be made by the Trust at the discretion of the Board of Directors and will depend on the taxable earnings of CAFC, the financial condition of the Trust and such other factors as the Board of Directors deems relevant. The Board of Directors has not established a minimum distribution level for the Trust's Common Stock. The Trust paid quarterly dividends on the Trust's Common Stock for the quarters ending March 31, 2001, June 30, 2001, September 30, 2001, and December 31, 2001 at $0.255, $0.255, $0.255, and $0.280 per post-split share respectively. The Trust during 2001 paid 12 consecutive monthly dividends on the Trust's Preferred Stock at an average of $.197 per post-split share per month.

Holders of the Preferred Shares are entitled to a dividend preference in an amount equal to an "annualized return"on the Adjusted Net Capital Contribution of Preferred Shares at each dividend record date during such year (or, if the Directors do not set a record date, as of the first day of the month). The annualized return is the lesser of: (a) 10.25%, (b) 1.50% over the Prime Rate (determined on a not less than quarterly basis), or (c) the rate set by the Board of Directors. The preferred dividend preference is not cumulative.

After declaring dividends for a given year to the Preferred Shares in the amount of the dividend preference, no further distributions may be declared on the Preferred Shares for the subject year until the dividends declared on each Common Share for that year equals the dividend preference for each Preferred Share for such year. Any Distributions associated with a payment date that are declared after the Directors have declared Distributions on Common Shares in the amount of the additional dividend generally will be allocated such that the amount of dividends per share to the Preferred Shares and Common Shares for the subject year are equal. The Preferred Shares additional dividend is not cumulative.

Distributions to stockholders will generally be taxable as ordinary income, although a portion of such distributions may be designated by the Trust as capital gain or may constitute a tax-free return of capital. the Trust will annually furnish to each of its stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, capital gains or return of capital.

ITEM 6. SELECTED FINANCIAL DATA

The following table presents selected historical financial data of the Trust derived from the audited financial statements for the years ended December 31, 1997, December 31, 1998, December 31, 1999, December 31, 2000, and December 31, 2001.

The historical financial information is not necessarily indicative of future operations and should not be so construed. The selected financial data should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

	Twelve Month Year Ended December 31				
Financial Summary	1997	1998	1999	2000	2001
Operations:					
Revenue	$776,405	$1,677,233	$1,243,866	$1,623,656	$2,858,179
Net income	535,789	1,003,706	450,605	515,023	1,142,896
Per Share Data:					
Weighted average basic earnings - split adjusted	---	$1.05	---	---	$1.46
Weighted average diluted earnings - split adjusted	---	$1.02	---	---	$1.05
Balance Sheet Data:					
Mortgage notes receivable	$4,915,186	$8,986,645	$10,807,644	$11,906,589	$17,738,923
Total assets	10,132,419	16,804,983	17,006,696	19,299,332	25,343,401
Total liabilities	311,096	757,532	1,579,862	4,589,168	11,248,860
Shareholder's equity	9,821,323	16,047,451	15,426,834	14,710,164	14,094,541
Common share equity	3,946,199	10,259,271	9,754,458	9,125,847	8,510,224
Common shares (postsplit)	187,507	494,913	494,913	467,754	410,095
Common share book value	$21.04	$20.73	$19.71	$19.51	$20.75

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The preparation of Trust's financial statements were based upon the operating results of the Trust.

GENERAL

Organization. The Trust registered its common shares with the Securities and Exchange Commission under the Securities Act of 1933 , as amended, in May of 1997 in an offering of 1,500,000 common shares at $8.00 per share. The shares are listed on the American Stock Exchange with the exchange symbol of "CAA".

On April 15, 1997 the Trust formed its non-qualified REIT subsidiary to conduct a mortgage conduit business and holds a 99% economic interest in CAFC through ownership of all of its Series "A" Preferred Stock. The Trust's Manager holds all of the Common Shares of CAFC and a 1% economic interest in CAFC.

On September 30, 1998, the initial public offering of Common Shares was completed. As of December 31, 1998, 1,484,740 Common Shares were issued and outstanding.

On November 17, 2000, the Trust duly approved a one share for each three share reverse stock split of its Common and Preferred Shares which became effective at the close of business on May 11, 2001. After the split, approximately 494,913 Common Shares were issued and outstanding and 213,761 Preferred Shares were issued and outstanding. These outstanding totals include 27,160 Common Shares and 3,176 Preferred Shares held in the Treasury on May 14, 2001.

Operating Strategy. The Trust invests as a portfolio lender primarily in non-conforming mortgage loans on one-to-four unit residential properties primarily secured by first and second deeds of trust. Management believes that this segment of the mortgage market is inadequately served and that there is a large demand for non-conforming mortgage loans with a complete spectrum of credit grades.

CAFC's operating strategy is to originate, through mortgage loan brokers and a correspondent network, conforming and non-conforming home equity loans to be sold to the Trust and to be sold in the secondary mortgage market for cash. Although the loans currently made are concentrated in California, CAFC plans to originate and/or purchase loans on both an individual and bulk basis throughout the western United States. Loans will then be sold into the secondary market for a premium or to the Trust at fair market value, when they meet the Trust's underwriting standards (which include a combined loan-to-value ratio that does not exceed 75% of the underlying collateral).

Loan Origination and Loan Servicing. Mortgage loan origination consists of establishing a relationship with a borrower or his broker, obtaining and reviewing documentation concerning the credit rating and net worth of borrowers, inspecting and appraising properties that are proposed as the collateral for a home equity loan, processing such information and underwriting and funding the mortgage loan. Mortgage loan servicing consists of collecting payments from borrowers, accounting for interest payments, holding borrowed proceeds in escrow until fulfillment of mortgage loan requirements, contacting delinquent borrowers, foreclosing in the event of unremedied defaults and performing other administrative duties. Mortgage loan origination and loan servicing are provided to the Trust by CAAI, its Manager.

Contingencies and Commitments. As of December 31, 2001, the Trust's real estate investments included two properties held for sale at a capitalized cost of $234,527 and a loan portfolio of $17,738,923 consisting of 99 loans, of which 13 loans totaling $1,543,353 or 8% of the portfolio loan value were delinquent over 60 days.

As of December 31, 2000, the Trust's real estate investments included three properties held for sale at a capitalized cost of $530,000 and a loan portfolio of $11,906,589 consisting of 84 loans of which 11 loans totaling $1,637,574 or 14% of the portfolio loan value were delinquent over 60 days.

In assessing the collectibility of the real estate held for sale and the delinquent mortgage loans, management estimates a net gain will be recognized upon sale of the real estate and the properties securing these loans, if it is necessary to foreclose the mortgage loans due the Trust. Management's estimate is based on an anticipated sales price of the property that includes a discount from the latest appraised value of the property, less the sum of pre-existing liens, costs of sale, the face amount of the mortgage loan and accrued interest receivable.

The Trust generally issues loan commitments only on a conditional basis and generally funds such loans promptly upon removal of all conditions. Accordingly, the Trust did not have any commitments to fund loans as of December 31, 2001 and December 31, 2000.

RESULTS OF OPERATIONS

The results of operation for the years ended December 31, 2001, December 31, 2000, and December 31, 1999 follows. The historical information presented herein is not necessarily indicative of future operations.

YEAR ENDED DECEMBER 31, 2001
COMPARED TO YEAR ENDED DECEMBER 31, 2000

Revenues for the year ended December 31, 2001 increased to $2,858,179 as compared to $1,623,656 for 2000, primarily from CAFC's 2001 operating gain of $381,156 compared to CAFC's 2000 operating loss of $489,507 which was reported as part of the Trust's gross revenues and CAIT's increased interest income from a larger mortgage portfolio during 2001. Other income for the year ended December 31, 2001 increased on account of prepayment fees from early mortgage payoffs.

At year ended December 31, 2001, the mortgage notes receivable balance was $5,832,334 greater than the year ended December 31, 2000 mortgage notes receivable balance. At year ended December 31, 2001, the warehouse lines of credit balance to related parties was $527,266 less than the year ended December 31, 2000 warehouse lines of credit. At year ended December 31, 2001, the real estate held for sale balance was $295,473 less than the year ended December 31, 2000 real estate held for sale balance.

Expenses for the year ended December 31, 2001 increased to $1,695,149 as compared to $1,083,519 for the previous year. The increase in 2001 compared to 2000 is primarily due to higher compensation to the Manager, higher interest expenses from increased borrowings, and the increased general and administrative expenses of operating a larger company.

The 2000 and 2001 gains or losses from sales of real estate held and real estate owned operating expenses were reported as a separate line item and did not reduce either year's expenses or increase either year's revenues.

Net Income for the year ended December 31, 2001was $1,142,898. Net Income for the year ended December 31, 2000 was $515,023.

YEAR ENDED DECEMBER 31, 2000
COMPARED TO YEAR ENDED DECEMBER 31, 1999

The Trust's operating revenues (after adjusting for CAFC's operating loss, which is reported as part of the Trust's gross revenues) increased to $2,113,163 as compared to $1,975,882 for 1999, primarily from the increased interest income of a larger mortgage portfolio. Other income for the year ended December 31, 2000 decreased on account of lower rental income from real estate held for sale.

At year ended December 31, 2000 the mortgage notes receivable balance was $1,089,925 greater than the year ended December 31, 1999 mortgage notes receivable balance. At year ended December 31, 1999, the lines of credit balance was $1,555,357 more than the year ended December 31, 1999 lines of credit balance. At year ended December 31, 2000 the real estate held for sale balance was $114,326 less than the year ended December 31, 1999 real estate held for sale balance.

Expenses for the year ended December 31, 2000 increased to $1,083,519 as compared to $775,709 for the previous year. The increase in 2000 compared to 1999 is primarily due to higher interest expenses of $172,237, higher compensation of $60,579 to the Manager, and higher general and administrative expenses of $61,763.

The 2000 and 1999 sale of real estate held and real estate owned operating expenses were reported as a separate line item and did not reduce either year's expenses or increase either year's revenues.

Net income for the year ended December 31, 2000 was $515,023. Net Income for the year ended December 31, 1999 was $450,605.

INFLATION

The financial statements of the Trust, prepared in accordance with generally accepted accounting principles, report the Trust's financial position and operating results in terms of historical dollars and does not consider the impact of inflation. Inflation affects the Trust's operation primarily through the effect on interest rates, since interest rates normally increase during periods of high inflation and decrease during periods of low inflation. When interest rate increase, the demand for mortgage loans and a borrower's ability to qualify for mortgage financing may be adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

Management believes that cash flow from operations, the mortgage loans that are paid off, the disposition of real estate owned, bank loan facilities, and warehouse lines of credit currently available and warehouse lines of credit which the Trust and CAFC anticipate will be acquired during 2002 for the Mortgage Conduit Business will be sufficient to meet the liquidity needs of the Trust's businesses for the next twelve months.

LIQUIDITY AND CAPITAL RESOURCES
FOR THE YEAR ENDED DECEMBER 31, 2001

As of January 1, 2001, the Trust had $368,241 of cash and cash equivalents. After taking into effect the various transactions discussed below, cash and cash equivalents at December 31, 2001 were $441,909. The following summarizes the changes in net cash provided by operating activities, net cash used for investing activities and net cash provided by financing activities.

The principal source of the Trust's increased liquidity was the $5,875,781 increase in borrowings. Offsetting the increased loans payable balance was a $5,832,334 increase in mortgage notes receivable.

Net cash provided by the operating activities during the 12 months ended December 31, 2001 was $1,388,545. Net Income of $1,142,898 and the non-cash provision for loan losses of $203,421 were the primary suppliers of cash. The primary operating activity use of cash was CAFC's net income of $381,156.

Net cash provided by financing activities during the 12 months ended December 31, 2001 was $4,109,760. The provider of cash from financing activities was $5,875,781 drawn from bank lines of credit. Dividends paid of $966,709 and net treasury stock purchases of $791,812 were the largest users of cash from financing activities.

LIQUIDITY AND CAPITAL RESOURCES
FOR THE YEAR ENDED DECEMBER 31, 2000

As of January 1, 2000, the Trust had $41,939 of cash and cash equivalents. After taking into effect the various transactions discussed below, cash and cash equivalents at December 31, 2000 were $368,241. The following summarizes the changes in net cash provided by operating activities, net cash used for investing activities and net cash provided by financing activities.

The principal source of the Trust's increased liquidity was the $2,832,761 increase in borrowings. Offsetting the increased loans payable balance was a $1,098,925 increase in mortgage notes receivable.

Net cash provided by the activities during the twelve months ended December 31, 2000 was $1,789,050. Net income of $515,023 and the non-cash accounting loss of $489,507 in CAFC were the primary suppliers of cash.

Net cash provided in financing activities during the twelve months ended December 31, 2000 was $1,499,818. The principal generators of cash from financing activities was $2,832,761 provided from bank loans. Dividends paid of $981,693 were the most significant users of cash from financing activities.

QUANTITATIVE AND QUALITATIVE
DISCLOSURE ABOUT MARKET RISK

Forwarding-Looking Statements. Certain statements contained herein are not, and certain statements contained in future filings by the Trust with the SEC, in the Trust's press releases or in the Trust's public and stockholder communications may not be based on historical facts and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by reference to a future period or periods, or by the use of forward-looking terms such as "may", "will", "expect", "anticipate", or similar terms. Actual results could materially differ from those in the forward-looking statements due to a variety of factors.

Market Risk. Market risk is the exposure to loss resulting from changes in interest rates, credit spreads, foreign exchange rates, commodity prices, and equity prices. The primary market risks to which the Trust is exposed are interest rate risk and credit risk.

Interest Risk. Interest rate risk is highly sensitive to many factors, including governmental, monetary and tax policies, domestic and international economic and political considerations and other factors beyond the control of the Trust. Changes in the general level of the U.S. Treasury yield curve can have significant effects on the market value of the Trust's portfolio. The majority of the Trust's assets are fixed-rate loans with a spread to U.S. Treasuries. The Trust's loans are valued on the December 31, 2001 balance sheet of the lower of cost or market.

As U.S. Treasury securities are priced to a lower yield and/or the spread to U.S. Treasuries used to price the Trust's assets are decreased, the market value of the Trust's portfolio may increase. Conversely, as U.S. Treasury securities are priced to a higher yield and/or the spread to U.S. Treasuries used to price the Trust's assets is increased , the market value of the Trust's portfolio may decline. Changes in the level of the U.S. Treasury yield curve can also affect, among other things, the prepayment assumptions used to value certain of the Trust's loans. In addition, changes in the general level of the LIBOR money market rates can affect the Trust's net interest income. The majority of the Trust's liabilities are floating rate based on a spread over one month LIBOR. As the level of LIBOR increases or decreases, the Trust's interest expense will move in the same direction.

On account of the relatively short adjusted weighted average maturity of the Trust's portfolio (25 months), a variety of financial instruments available to limit the effects of interest rate fluctuations on its operations have not been utilized. The use of these types of derivatives (such as interest rate swaps, caps, floors and other interest rate exchange contracts) to hedge interest-earnings assets and/or interest-bearing liabilities carry risks, including the risk that the net losses on a hedge position may exceed the amount invested in such instruments.

Credit Risk. Credit risk is the exposure to loss from loan defaults and foreclosures. Default and foreclosure rates are subject to a wide variety of factors, including, but not limited to, property values, supply/demand factors, construction trends, consumer behavior, regional economics, interest rates, the strength of the American economy and other factors beyond the control of the Trust.

All loans are subject to a certain probability of default and foreclosure. An increase in default rates will reduce the book value of the Trust's assets and the Trust's earnings and cash flow available to fund operations and pay dividends.

The Trust manages credit risk through the underwriting process, limiting loans at the time of funding to 75% of the collateral's appraised value, establishing loss assumptions and carefully monitoring loan performance. Nevertheless, the Trust assumes that a certain portion of its loans will default and adjusts the allowance for loan losses based on that assumption. For purposes of illustration, a doubling of the reserve for loan losses in the Trust's portfolio for 2001 would reduce the 2001 GAAP income applicable to common shareholders by $180,000 or 28%.

Asset and Liability Management. Asset and liability management is concerned with the timing and magnitude of the maturity of assets and liabilities. In general, management's strategy is to approximately match the term of the Trust's liabilities to the portfolio's adjusted weighted average maturity (25 months).

The majority of the Trust's assets pay a fixed coupon and the income from such assets are relatively unaffected by interest rate changes. The Trust's borrowings are currently under a variable rate line of credit that resets monthly. Given this relationship between assets and liabilities, the Trust's interest rate sensitivity gap is highly negative. This implies that a period of falling short term interest rates will tend to increase the Trust's net interest income, while a period of rising short term rates will tend to reduce the Trust's net interest income.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data listed in Item 14(a)(1) are incorporated herein by reference and filed as part of this report.

Selected Quarterly Financial Data required by Item 302(a) of Regulation S-K is set forth in the financial statements filed as part of Registrant's Form 10-Qs for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001 are incorporated herein by reference and filed as part of this report.

The unaudited 2001and 2000 fourth quarter operating statement is presented below with the accompanying notes to the operating statement incorporated herein by reference to the Financial Statements with Independent Auditor's Report for the three year period ended December 31, 2001.

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CAPITAL ALLIANCE INCOME TRUST LTD.
STATEMENTS OF OPERATIONS
(unaudited)

	Three Months Ended December 31 2000	Three Months Ended December 31 2001
REVENUES		
Interest income	$511,016	$641,906
Investment income from affiliates	(27,005)	49,908
Other income	6,718	39,437
Total revenues	490,729	731,251
EXPENSES		
Loan servicing and origination fees to related party	129,200	198,823
Interest expense	58,441	74,021
Provisions for loan losses	99,437	60,162
Operating expenses of real estate owned	4,580	7,113
General and Administrative	43,262	90,367
Total expenses	334,920	430,486
NET INCOME BEFORE GAIN ON REAL ESTATE OWNED	155,809	300,765
GAIN ON REAL ESTATE OWNED	---	---
NET INCOME	$155,809	$300,765
PREFERRED SHARE DIVIDENDS	$145,354	$104,709
WEIGHTED AVERAGE PREFERRED SHARE OUTSTANDING	631,757	210,614
BASIC EARNINGS PER COMMON SHARE	$0.01	$0.48
DILUTED EARNINGS PER COMMON SHARE	$0.01	$0.33
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING - BASIC EARNINGS	1,419,100	406,095
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING - DILUTED EARNINGS	1,419,100	587,720

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT

DIRECTORS

Thomas B. Swartz, 70; Chairman and Chief Executive Officer (1)

Class I Director since 1995; current term expires in 2003; Chairman and Chief Executive Officer, Capital Alliance Advisors, Inc. (1989 to date); Chairman, Capital Alliance Income Trust I (1991 to 1996) and Capital Alliance Income Trust II (1994 to 1996); Chairman, Sierra Capital Acceptance (1995 to 2000); Chairman and Chief Executive Officer of Sierra Capital Companies and its Affiliates (1980 to date); Founder Chairman, Chief Executive Officer and Trustee of seven equity real estate investment trusts (1980-1991); Attorney at Law, Thomas Byrne Swartz, Inc. (1980 to date), and Bronson, Bronson, & McKinnon, San Francisco, California (Partner 1960-1980); Past President (1989-1990) and Member, Board of Governors (1983 to 1993), National Association of Real Estate Investment Trusts; Director (representing Federal Deposit Insurance Corporation) of two subsidiaries of American Diversified Savings Bank (in liquidation) (1990 to 1992) Member, Real Estate Advisory Committee to California Commissioner of Corporations (1972-1973); University of California at Berkeley Boalt School of Law, L.L.B. 1959; Lieutenant, U.S.N.R. 1954-1956 (active) and to 1967 (reserve); Yale University, A.B. 1954.

Dennis R. Konczal, 51; President, Director and Chief Operating Officer (1)

Class II Director since 1995; current term expires in 2004; President (1996 to date) and Executive Vice President (1989 to 1996) and Chief Operating Officer, Capital Alliance Advisors, Inc.; Executive Vice-President, Trustee and Chief Operating Officer of Capital Alliance Income Trust I (1991 to 1996) and of Capital Alliance Income Trust II (1994 to 1996); President and Director, Sierra Capital Acceptance (1995 to 2000); President, Director and Chief Operating Officer of Sierra Capital Companies (1984 to date) and of Capital Alliance Investments Incorporated (a NASD broker-dealer and Registered Investment Advisor) (1984 to 1999); Director, President and Chief Operating Officer, Granada Management Corporation and Granada Financial Services, Inc., agribusiness concerns (1981-1984); Licensed Principal, NASD (1981 to date); B.S. Agricultural Economics, Michigan State University (1972).

Richard J. Wrensen, 46; Executive Vice-President, Director and Chief Financial Officer (1)

Class III Director since 2000; current term expires 2002; Executive Vice-President and Chief Financial Officer, Capital Alliance Advisors, Inc. and its Affiliates (including Capital Alliance Income Trust Ltd. and of Sierra Capital Companies and its affiliates) (1997 to date); Senior Vice-President and Chief Financial Officer, SNK Realty Group (Japanese merchant builder) (1997); Vice-President Finance, Mattison and Shidler (national real estate investment) (1987 to 1997); Associate, Marakon Associates (1985 to 1987); Vice-President and Controller, Ring Brothers Corp. (real estate syndication and management (1981 to 1983); Division Controller, Great Southwest Corp. (1979 to 1981); Certified Public Accountant (1979); Coopers & Lybrand (1978 to 1979); B.S. Accounting, University of Florida (1978); MBA, Haas School of Business Administration, University of California, Berkeley (1985).

Stanley C. Brooks, 52; Director (2)

Class II Director since 1996; current term expires 2004; President and Chairman, Brookstreet Securities Corporation (1990 to date); Executive Vice-President, Toluca Pacific Securities Corporation

(1987 to 1989); Senior Vice-President, First Affiliated Securities (1983 to 1986); Senior Vice-President, Private Ledger Financial Services (1976 to 1983); Member, National Futures Association (1991 to date); Member, Securities Industry Association (1995 to date); Member, Regional Investment Bankers Association (1990 to date); Licensed Principal, NASD (1970 to date); California State Polytechnic Institute, B.S. Business Administration 1970. Mr. Brooks was elected to the Board of Directors pursuant to the Underwriting Agreement between the Trust and Brookstreet Securities Corporation as the Managing Broker-Dealer of the Trust's current public offering of its Common Stock.

Harvey Blomberg, 61; Director (1)(2)

Class I Director since 1996; current term expires 2003; Founder and principal MRHB Real Estate (real estate management company) (1988 to date); Regional Director, Connecticut Small Business Development Center (1996 to date); Partner and Chief Financial Officer, Bay Purveyors, Inc. (1976 to 1995); General Manager, Deerfield Communications (1987 to 1990); Consultant to numerous companies (financial restructuring, refinancing and marketing) (1989 to date). Renessler Polytechnic Institute, M.S. Management, 1995; Hofstra University, M.B.A. 1985; B.S. Engineering, 1966.

Donald R. Looper,49; Director (2)

Class III Director since March 2001; current term expires 2002; Senior Partner of the Houston-based law firm of Looper, Reed, & McGraw (1985 to date); Mr. Looper's legal practice has involved the representation of both public and privately-owned corporations and the complex structuring of substantial financings involving mortgage financings of real estate and international business transactions. University of Texas, B.A. degree (1974); Master of Professional Accounting degree (specialization in Tax Accounting) (1976), University of Texas; J.D. degree in Law, University of Houston (1979).

---

(1) Also is a member of the Executive Committee.

(2) Also is a member of the Audit Committee.

EXECUTIVE OFFICERS

The following persons currently serve as executive officers of the Trust or, where indicated, the Trust's Manager. The Trusts's Executive Officers hold office at the discretion of the Directors.

Name	Age	Position
Thomas B. Swartz	70	Chairman and Chief Executive Officer
Dennis R. Konczal	51	President and Chief Operating Officer
Richard J. Wrensen	46	Executive Vice President and Chief Financial Officer
William W. Aubrey, II	42	Senior Vice President of Manager
Linda St. John	46	Corporate Secretary

The principal occupations of the non-Director Executive Officers of the Trust during the last five years or more are set forth below:

William W. Aubrey, II, 42; Senior Vice President of Manager

Senior Vice-President, Capital Alliance Advisors, Inc. (1998 to date); Senior Vice-President, Sierra Capital Acceptance (1995 to 2000); Vice-President, Regional Supervisor, Citizens Thrift and Loan Association (responsible for overall supervision of regional production and operations; specialized in non-conforming, sub-prime residentially secured loans) (1990 to 1995); Branch Manager, First Fidelity Thrift and Loan (negotiated and underwrote real estate secured construction and equity loans) (1988 to 1990); Vice President, Topa Thrift and Loan Association (established loan brokerage and mortgage banking relationships) (1984 to 1988); B.S, Finance, La Roche College, Pittsburg, PA (1983).

Linda St. John, 46, Corporate Secretary

Operations Officer and Secretary, Capital Alliance Advisors, Inc. (1995 to date); Secretary, Sierra Capital Companies and Affiliates (1995 to date). Operations Manager, Gruen Gruen & Associates (1994-1995); MIS Manager, Hannum Associates (1991-1993); Rochester Business Institute, A.A. Business Administration (1984).

ITEM 11. EXECUTIVE COMPENSATION

COMPENSATION OF OFFICERS

The Trust has no full time employees and is managed by Capital Alliance Advisors, Inc. as Manager of the Trust under a Management Agreement which requires CAAI to pay the employment expenses of its personnel. Accordingly, no compensation was paid by the Trust to any of the named executives.

COMPENSATION OF DIRECTORS

Director Fees. The Trust pays each unaffiliated Director an annual fee of $5,000. In 2001 Messrs. Brooks and Blomberg each received $5,000 as a Director's fee. Mr. Looper received $3,750.

Committee and Other Meeting Fees. The Directors are also entitled to $500 for each director's or committee meeting attended in person and $300 if attended by telephonic means. During 2001 total committee and meeting fees for Mr. Brooks, Mr. Blomberg and Mr. Looper were $2,800, $3,000 and $2,400, respectively.

Reimbursements. All Directors are reimbursed for reasonable travel and other out of pocket expenses incurred in attending board and committee meetings.

Such compensation and reimbursement arrangements for Directors may be changed by the Board of Directors pursuant to authority granted by the Trust's Bylaws.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to the Trust with respect to beneficial ownership of the Trust's Common Shares and Preferred Shares as of March 31, 2002 by (1) each person known to the Trust to beneficially own more than five percent of the Trust's Common Shares or Preferred

Shares, (2) each Director, (3) the Trust's executive officers, (4) the Manager's executive officers, and (5) all Directors and executive officers as a group. Unless otherwise indicated in the footnotes to the table, the beneficial owners name have, to the knowledge of the Trust, sole voting and investment power with respect to the shares beneficially owned, subject to community property laws where applicable.

	Number of Shares of Stock Beneficially Owned		Percentage of Shares Of Stock Beneficially Owned	
Name of Beneficial Owner	Common	Preferred	Common	Preferred
Thomas B. Swartz (1)(4)	1,029	1,263	*	*
Dennis R. Konczal (2)(4)	9,632	984	2.3%	*
Richard J. Wrensen (3)(4)	48,767	1,555	11.7%	*
Linda St. John (5)	3,750	0	*	0
William W. Aubrey II (6)	1,500	0	*	0
Stanley C. Brooks (7)	0	0	0	0
Harvey Blomberg (8)	0	0	0	0
Donald R. Looper	0	0	0	0
All directors and executive officers as a group (7 persons) (9)	90,096	7,546	21.6%	3.6%
Thomas Morford (10)	0	16,334	0	7.7%

* Represents less than 1% of outstanding shares.

---

(1) Mr. Swartz has unexercised options to purchase 55,687 shares of Common Stock.

(2) Mr. Konczal has unexercised options to purchase 54,687 shares of Common Stock.

(3) Mr. Wrensen has unexercised options to purchase 47,213 shares of Common Stock.

Mr. Wrensen's wife owns 20,400 shares of Common Stock and 1,355 Series A Preferred Shares as of March 31, 2002, in which Mr. Wrensen claims no beneficial interest. Such holdings represent 4.9% of the outstanding Common Shares and less than 1% of the outstanding Preferred Shares.

(4) Capital Alliance Advisors, Inc., the Trust's Manager, owns beneficially 25,418 Shares of Common Stock and 3,661 shares of Series A Preferred Shares as of March 31, 2002, representing 6.2% of the outstanding Common Shares and 1.7% of the outstanding Series A Preferred Shares. Messrs. Swartz, Konczal and Wrensen are officers and directors of the Manager and collectively own all of the outstanding Common Shares of the Manager. The Manager has unexercised options to purchase 9,189 shares of Common Stock.

(5) Ms. St. John has unexercised options to purchase 3,750 shares of Common Stock.

(6) Mr. Aubrey has unexercised options to purchase 11,250 shares of Common Stock.

(7) Mr. Brooks has unexercised options to purchase 12,375 shares of Common Stock.

(8) Mr. Blomberg has unexercised options to purchase 12,375 shares of Common Stock.

(9) This total includes the Common and Preferred Shares owned by Capital Alliance Advisors.

(10) Mr. Morford, a private investor, owns beneficially 16,334 shares of Series A Preferred Shares as of March 31, 2002, representing 7.7% of the outstanding Series A Preferred Shares.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Arrangements and Transactions with CAAI. CAAI is the Manager of the Trust and provides (a) management and advisory services to the Trust in accordance with the Management Agreement and (b) mortgage origination and loan servicing services to the Trust in accordance with the Mortgage Origination and Servicing Agreement. As previously described, the Trust will utilize the mortgage banking experience, management expertise and resources of CAAI in conducting its Mortgage Investment and its Mortgage Conduit Business. In addition, three of the six Directors and the officers of the Trust also serve as Directors and/or officers of CAAI. However, Unaffiliated Directors constitute 100% of the Audit Committee of the Board of Directors of the Trust. CAAI owns all of the voting common stock and a 1% economic interest in CAFC, the Trust's Mortgage Conduit Subsidiary. The Trust owns all of the non-voting preferred stock of CAFC representing 99% of the economic interest in CAFC. CAAI has the power to elect all of the directors of CAFC and the ability to control the outcome of all matters for which the consent of the holders of the common stock of such subsidiary is required. CAAI and/or the officers and directors of CAFC who may be officers and directors of the Trust, will be separately compensated for their management services to the subsidiary and will provide origination, financing and administrative services to the subsidiary through separate agreements and an intercompany allocation of the cost of such services. The Trustees, the Manager and their affiliates have fiduciary duties and obligations which will require them to resolve any conflicts of interest by exercising the utmost good faith and integrity. Additionally, the Bylaws provide that the Manager must upon request by the Directors disclose any investments which are within the purview of the Trust's investment policies.

CAAI also has interests that may conflict with those of the Trust in fulfilling certain duties. In addition, Messrs. Swartz, Wrensen and Konczal, the officers and directors of CAAI are also officers and directors of the Trust. The officers and directors of CAAI are also involved in other businesses including Calliance Realty Fund which may generate profits or other compensation. The Trust will not share in such compensation.

It is the intention of the Trust and CAAI that any agreements and transactions, taken as a whole, between the Trust, on the one hand, and CAAI or its affiliates, on the other hand, are fair to both parties. However, there can be no assurance that each of such agreements or transactions will be on terms at least as favorable to the Trust as could have been obtained from unaffiliated third parties.

Sale and Purchase of Loans. To provide a source of mortgage loans for the Trust's Mortgage Investment Business, CAFC, the Mortgage Conduit Subsidiary, offers to the Trust for purchase all non-conforming mortgage loans and Home Equity Loans meeting the Trust's investment criteria and policies. Commitments to acquire loans will obligate the Trust to purchase such loans from the Mortgage Conduit Subsidiary upon the closing and funding of the loans, pursuant to the terms and conditions specified in the commitment.

The Trust accounts for the purchase of loans from CAFC on a fair market value basis. When the Trust computes the equity and earnings or loss of the Mortgage Conduit Subsidiary, it will eliminate any intercompany profit.

Other Business Activities. The Bylaws provide that the Directors and the Trust's agents, officers and employees may engage with or for others in business activities of the types conducted by the Trust and that they will not have any obligation to present to the Trust any investment opportunities which come to them other than in their capacities as Directors regardless of whether those opportunities are within the Trust's investment policies. Each Director is required to disclose any interest he has, and any interest known to him of any person of which he is an Affiliate, in any investment opportunity presented to the Trust.

[REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENTS SCHEDULES, AND REPORTS ON FORM 8-K.

(a)(1) Financial Statements. The following Company financial statements are filed as part of this report:

Independent Auditors' Report F-1
Balance Sheets F-2
Statements of Operation F-3
Statements of Changes in Stockholders' Equity F-4
Statements of Cash Flows F-5
Notes to Financial Statements F-6

(a)(2) Financial Statement Schedules are listed in Part II - Item 8.

(a)(3) Exhibits.

Exhibit No.	
3.1	Charter Certificate of Incorporation and Amendment No. 1(1)
3.2	Bylaws of the Registrant(1)
3.3	Certificate of Amendment of Certificate of Incorporation(6)
4.1	Form of Stock Certificate of Common Shares of the Registrant(2)
4.2	Form of Shareholder's Warrant Agreement(4)
4.4	Form of Common Warrant Certificate(4)
5.1	Opinion of Ashby & Geddes(4)
8.1	Opinion of Landels Ripley & Diamond, LLP(4)
10.1	Form of Management Agreement between the Registrant and Capital Alliance Advisors, Inc.(1)
10.2	Form of Indemnity Agreement between the Registrant and its Directors and Officers(1)
10.3	Form of Loan Origination and Loan Servicing Agreement between the Registrant and Capital Alliance Advisors, Inc.(1)
23.1	Consent of Landels Ripley & Diamond, LLP(4)
23.2	Consent of Novogradac & Company LLP(4)
23.3	Consent of Ashby & Geddes(4)
23.4	Consent of Landels Ripley & Diamond, LLP(5)
23.5	Consent of Novogradac & Company LLP(5)
24.1	Power of Attorney of Thomas B. Swartz(1)
24.2	Power of Attorney of Dennis R. Konczal(1)
24.3	Power of Attorney of Douglas A. Thompson(1)
24.4	Power of Attorney of Stanley C. Brooks(1)
24.5	Power of Attorney of Harvey Blomberg(1)
24.6	Power of Attorney of Jeannette Hagey(1)
24.7	Power of Attorney of Richard J. Wrensen(7)
24.8	Power of Attorney of Donald R. Looper(8)
27.3	Revised Financial Data Schedule-Capital Alliance Income Trust, A Real Estate Investment Trust(3)
28.1	Impound and Escrow Agreement(4)
28.2	Impound and Escrow Agreement, as amended October 23, 1997(5)

(1) *These exhibits were previously contained in Registrant's Registration Statement filed on Form S-11 with the Commission on September 9, 1996, and are incorporated by reference herein.*

(2) *These exhibits were previously contained in Amendment No. 1 to the Registrant's Registration Statement filed on Form S-11 with the Commission on January 15, 1997, and are incorporated by reference herein.*

(3) *This exhibit was previously contained in Amendment No. 2 to the Registrant's Registration Statement filed on Form S-11 with the Commission on February 6, 1997 and is incorporated by reference herein.*

(4) *These exhibits were previously contained in Post-Effective Amendment No. 2 to the Registrant's Registration Statement filed on Form S-11 with the Commission on April 21, 1997, and are incorporated by reference herein.*

(5) *These exhibits were previously contained in Post-Effective Amendment No. 3 to the Registrant's Registration Statement filed on Form S-11 with the Commission on December 10, 1997, and are incorporated by reference herein.*

(6) *These exhibits were previously contained in Form 10-Q for the period ending June 30, 1997 filed with the Commission on August 14, 1997, and are incorporated by reference herein.*

(7) *This exhibit was previously contained in Form 10-K for the period ending December 31, 1998 filed with the Commission on April 10, 1999, and are incorporated by reference herein.*

(b) Reports on Form 8-K.

None.

(c) See a(3) above.

(d) Financial Statement Schedules.

None.

NOVOGRADAC
& COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

ATLANTA
KANSAS CITY

SAN FRANCISCO

WASHINGTON D.C.
AUSTIN

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Capital Alliance Income Trust Ltd., A Real Estate Investment Trust:

We have audited the accompanying balance sheets of Capital Alliance Income Trust Ltd., A Real Estate Investment Trust as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Trust changed its method of accounting for organization costs in 1999.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Alliance Income Trust Ltd., A Real Estate Investment Trust as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Novogradac & Company LLP

NOVOGRADAC & COMPANY LLP
San Francisco, California
April 15, 2002

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

CAPITAL ALLIANCE INCOME TRUST LTD.,
A REAL ESTATE INVESTMENT TRUST
BALANCE SHEETS
as of December 31, 2001 and 2000

ASSETS		2001		2000
Cash and cash equivalents	$	441,909	$	368,241
Restricted cash		1,285,382		654,084
Accounts receivable		292,588		293,592
Notes receivable:				
Lines of credit to related parties		4,217,408		4,744,674
Mortgage notes receivable		17,738,923		11,906,589
Allowance for loan losses		(180,000)		(80,000)
Net receivable		21,776,331		16,571,263
Real estate owned		234,527		530,000
Investments in affiliate		1,062,210		603,459
Origination costs		227,392		197,131
Loan fees, net of amortization of $128,750 in 2001, and $39,688 in 2000		23,062		81,562
Total assets	$	25,343,401	$	19,299,332
LIABILITIES AND STOCKHOLDERS EQUITY				
Liabilities				
Mortgage note holdbacks	$	1,285,382	$	654,084
Loans payable		9,613,292		3,737,511
Due to affiliates		126,984		42,190
Other liabilities		223,202		155,383
Total liabilities		11,248,860		4,589,168
Stockholders' Equity				
Preferred stock, $.01 par value, 675,000 shares authorized; 213,819 shares issued and outstanding in 2001, 641,238 shares issued and outstanding in 2000		2,138		6,413
Additional paid in capital-preferred stock		5,669,123		5,664,848
Less: treasury stock, 3,176 preferred shares in 2001, 9,526 unadjusted preferred shares in 2000, at cost		(86,944)		(86,944)
Common stock, $.01 par value, 5,000,000 shares authorized; 495,161 shares issued and outstanding in 2001 and 1,484,740 shares issued and outstanding in 2000		4,952		14,847
Additional paid in capital-common stock		9,370,895		9,361,000
Less: treasury stock, 85,066 common shares in 2001, 81,479 unadjusted common shares in 2000, at cost		(1,041,812)		(250,000)
Retained earnings		176,189		---
Total stockholders' equity		14,094,541		14,710,164
Total liabilities and stockholders' equity	$	25,343,401	$	19,299,332

See accompanying notes.

CAPITAL ALLIANCE INCOME TRUST LTD.,
A REAL ESTATE INVESTMENT TRUST
STATEMENT OF OPERATIONS
For the years ended December 31, 2001, 2000, and 1999

	2001	2000	1999
REVENUES			
Interest income	$ 1,893,211	$ 1,614,889	1,611,363
Interest income from affiliates	510,235	486,030	342,367
Equity in gain (loss) of affiliates	381,156	(489,507)	(732,016)
Other income	73,577	12,244	22,152
Total revenues	2,858,179	1,623,656	1,243,866
EXPENSES			
Loan servicing fees to related parties	407,701	277,224	251,655
Management fees to related party	290,180	197,556	162,546
Interest expense on loans	463,984	203,658	100,038
Interest expense on loans from related party	22,657	---	---
Interest expense on real estate owned	---	68,617	---
Provision for loan loss	203,549	175,937	162,500
Taxes	32,567	22,334	22,540
Amortization	66,625	35,730	3,333
General and administrative	207,884	102,463	73,097
Total expenses	1,695,147	1,083,519	775,709
INCOME BEFORE GAIN (LOSS) ON REAL ESTATE OWNED	1,163,032	540,137	468,157
Operating expenses of real estate owned	(20,134)	(22,590)	(5,427)
Gain (loss) on real estate owned	---	(2,524)	(1,779)
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	1,142,898	515,023	460,951
Cumulative effect on prior years of accounting change	---	---	(10,346)
NET INCOME	$ 1,142,898	$ 515,023	$ 450,605
NET INCOME PER PREFERRED SHARE	$ 2.37	$ 2.45	$ 2.14
WEIGHTED AVERAGE PREFERRED SHARES OUTSTANDING	210,644	210,586	210,586
BASIC EARNINGS PER COMMON SHARE	$ 1.46	$ ---	$ ---
DILUTED EARNINGS PER COMMON SHARE	$ 1.05	$ ---	$ ---
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING-BASIC EARNINGS PER SHARE	442,371	485,811	494,913
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING-DILUTED EARNINGS PER SHARE	614,996	485,811	608,618

See accompanying notes.

CAPITAL ALLIANCE INCOME TRUST LTD.,
A REAL ESTATE INVESTMENT TRUST
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2001, 2000, and 1999

	Common Shares	Common Stock	(Common) Additional Paid in Capital	Preferred Shares	Preferred Stock	(Preferred) Additional Paid in Capital	Retained Earnings	Treasury Stock	Total
BALANCE AS OF JANUARY 1, 1999	1,484,740	$ 14,847	$ 10,244,424	631,757	$ 6,413	$ 5,868,711	$ —	$ (86,944)	$ 16,047,451
Net income	—	—	—	—	—	—	450,605	—	450,605
Dividends	—	—	(504,813)	—	—	(115,804)	(450,605)	—	(1,071,222)
BALANCE AS OF DECEMBER 31, 1999	1,484,740	14,847	9,739,611	631,757	6,413	5,752,907	—	(86,944)	15,426,834
Purchase of 81,479 shares of Treasury Stock	(81,479)	—	—	—	—	—	—	(250,000)	(250,000)
Net income	—	—	—	—	—	—	515,023	—	515,023
Dividends	—	—	(378,611)	—	—	(88,059)	(515,025)	—	(981,693)
BALANCE AS OF DECEMBER 31, 2000	1,403,261	14,847	9,361,000	631,757	6,413	5,664,848	—	(336,944)	14,710,164
Three to one reverse stock split	(935,507)	(9,898)	9,898	(421,171)	(4,275)	4,275	—	—	—
Issue of shares from rounding of stock split	247	3	—	58	—	—	—	—	—
Purchase of 63,906 shares of Treasury Stock	(63,906)	—	—	—	—	—	—	(845,812)	(845,812)
Exercise of options for 6,000 chares of Common stock	6,000	—	—	—	—	—	—	54,000	54,000
Net income	—	—	—	—	—	—	1,142,898	—	1,142,898
Dividends	—	—	—	—	—	—	(966,709)	—	(966,709)
BALANCE AS OF DECEMBER 31, 2001	410,095	$ 4,952	$ 9,370,898	210,644	$ 2,138	$ 5,669,123	$ 176,189	$ (1,128,756)	$ 14,094,541

See accompanying notes.

CAPITAL ALLIANCE INCOME TRUST LTD.,
STATEMENT OF CASH FLOWS
For the years ended December 31, 2001, 2000, and 1999

CASH FLOWS FROM OPERATING ACTIVITIES	2000	2000	1999
Net income	$ 1,142,898	$ 515,023	$ 450,605
Adjustments to reconcile net income to cash			
provided by operating activities:			
Amortization	66,625	35,730	3,333
Loss on real estate owned	---	2,524	1,779
(Income) loss from investment in affiliates	(381,156)	489,507	732,016
Provision for loan losses	203,549	175,937	162,500
(Increase) decrease in interest receivable	1,004	(60,575)	(39,776)
Accrued interest capitalized to real estate owned	---	(16,847)	(34,075)
Decrease in organization costs	---	---	10,346
Increase in security deposits	---	---	32,133
Increase (decrease) in due to affiliates	84,794	679,681	(534,190)
Increase (decrease) in other liabilities	67,819	(31,930)	25,099
Net cash provided by operating activities	1,185,533	1,789,050	809,770
CASH FLOWS FROM INVESTING ACTIVITIES			
Increase in origination costs	(30,261)	(33,496)	(43,418)
(Increase) decrease in warehouse lines of credit	527,266	(1,056,928)	1,967,781
Increase in investments in affiliates	---	(222,500)	(100,000)
Increase in related party note receivable	---	---	(22,500)
Investment in mortgage notes receivable	(15,500,173)	(8,029,562)	(7,452,006)
Repayment of mortgage notes receivable	9,486,695	5,338,680	4,395,441
Net proceeds from sale of real estate owned	295,473	1,072,675	147,884
Capital costs of real estate owned	---	(31,435)	(45,251)
Net cash used in investing activities	(5,221,000)	(2,962,566)	(1,152,069)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from bank loans	5,875,781	2,832,761	904,750
Loan fees paid	(8,125)	(101,250)	(20,000)
Purchase of treasury stock	(845,812)	(250,000)	---
Sale of treasury stock	54,000	---	---
Common dividends paid	(468,102)	(378,611)	(504,813)
Preferred dividends paid	(498,607)	(603,082)	(566,409)
Net cash provided by (used in) financing activities	4,109,135	1,499,818	(186,472)
NET INCREASE (DECREASE) IN CASH	73,668	326,302	(528,771)
CASH AT BEGINNING OF PERIOD	368,241	41,939	570,710
CASH AT END OF PERIOD	$ 441,909	$ 368,241	$ 41,939
SUPPLEMENTAL CASH FLOW INFORMATION			
Interest expense paid	$ 454,456	$ 272,275	$ 100,038
Taxes paid	$ 32,567	$ 16,900	$ 800
NON-CASH INVESTING AND FINANCING ACTIVITY			
Transfer of real estate owned to CAFC	$ ---	$ 291,463	$ ---
Transfer of mortgage loans to CAFC	$ 77,595	$ 498,429	$ 670,546

See accompanying notes.

1. Organization

Capital Alliance Income Trust Ltd., A Real Estate Investment Trust (the "Trust"), a Delaware corporation, invests primarily in mortgage loans secured by real estate. The Trust was formed December 12, 1995 as a mortgage investment trust, which invests primarily in loans secured by deeds of trust on one-to-four unit residential properties as the loan's primary collateral.

The Trust acquired an investment in Capital Alliance Funding Corporation ("CAFC"), a taxable subsidiary, during the second quarter of 1997. The investment in CAFC is accounted for by the equity method and its financial statements are not consolidated with those of the Trust. The Trust holds 100% of the non-voting preferred stock of CAFC with a 99% economic interest in CAFC. CAFC acquires loans for sale, secured by deeds of trust on one-to-four unit residential property as the loans primary collateral. The investment in CAFC is reported in "Investments in affiliates" on the Trust's Balance Sheet and in "Equity in earnings of affiliates" in the Trust's Statement of Operations. CAFC's audited Balance Sheet and Statement of Operations are summarized in Note 10.

Capital Alliance Advisors, Inc. (the "Manager") originates, services and sells the Trust's and CAFC's loans.

2. Summary of significant accounting policies & nature of operations

Basis of accounting. The Trust prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America. The Trust's year-end for tax and financial reporting purposes is December 31.

Revenue recognition. Interest income is recorded on the accrual basis of accounting in accordance with the terms of the loans. When the payment of principal or interest is 90 or more days past due, management reviews the likelihood that the loan will be repaid. For these delinquent loans, management continues to record interest income and establishes a loan loss reserve as necessary to protect against losses in the loan portfolio including accrued interest.

Use of estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents. Cash and cash equivalents include cash and liquid investments with an original maturity of three months or less. The Trust deposits cash in financial institutions insured by the Federal Deposit Insurance Corporation. At times, the Trust's account balances may exceed the insured limits.

2. Summary of significant accounting policies & nature of operations (continued)

Fair value of financial instruments. For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value. For mortgage notes receivable, fair value is estimated by discounting the future cash flows using the current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. It was determined that the difference between the carrying amount and the fair value of the mortgage notes receivable is immaterial.

Concentration of credit risk. The Trust holds numerous mortgage notes receivable. These notes are secured by first and second deeds of trust on residential properties located primarily in California, which results in a concentration of credit risk. The value of the loan portfolio may be affected by changes in the economy or other conditions of the geographical area.

Loan loss reserve. Management reviews its loan loss provision periodically and the Trust maintains an allowance for losses on notes receivable at an amount that management believes is sufficient to protect against potential losses inherent in the loan portfolio. The Trust's actual losses may differ from the estimate. Accounts receivable deemed uncollectible are written off or reserved. The Trust does not accrue interest income on impaired loans (Note 7).

Real estate owned. Real estate owned results from foreclosure of loans and at time of foreclosure is recorded at the lower of carrying amount or fair value of the property minus estimated costs to sell. Subsequent to foreclosure, the foreclosed asset value is periodically reviewed and is adjusted to fair value. No depreciation is taken on the real estate owned. Income and expenses related to real estate owned are recorded as rental income, interest expense and operating expenses of real estate owned on the Statements of Operations (Note 8).

Investments. The Trust owns 100% of the non-voting preferred shares and has a 99% economic interest in CAFC. As the Trust does not own the voting common shares of CAFC or control CAFC, its investment in CAFC is presented by the equity method of accounting. Under this method, original equity investments are recorded at cost and adjusted by the Trust's share of earnings or losses and decreased by dividends received (Note 10).

The Trust held an investment in Sierra Capital Acceptance ("SCA"), a division of Sierra Capital Funding, LLC ("SCF"), a Delaware limited liability company that originated and sold residential mortgage loans. SCA operated as a separate operating division of SCF. The Trust's investment in SCA received a 15% preferential interest distribution per annum. Sierra Capital Services, Inc., a related party, owned 99% of the common shares of the Sierra Division of SCF and maintained voting control. SCA ceased operations in 2000 (Note 10)

Origination costs. Origination costs relating to mortgage notes receivable are capitalized and amortized over the term of the notes.

Cumulative effect of change in accounting principle. Effective for the year ended December 31, 1999, the Trust adopted SOP 98-5, "Reporting on the Costs of Start-Up Activities". As a result of this change, the Trust is required to expense organization costs as they are incurred. The cumulative effect of this accounting change was a reduction of income of $10,346.

2. Summary of significant accounting policies & nature of operations (continued)

State taxes. The state of Delaware imposed a tax on the capitalization of the Trust. The Trust expensed $31,766, $16,100, and $21,740 for these taxes in 2001, 2000, and 1999. The Trust paid $800 in franchise tax to the state of California in 2001, 2000, and 1999.

Income taxes. The Trust intends at all times to qualify as a real estate investment trust ("REIT") for federal income tax purposes, under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended and applicable Treasury Regulations. Therefore, the Trust generally will not be subject to federal corporate income taxes if the Trust distributes at least 90% (95% in 2000 and 1999) of its taxable income to its stockholders. To qualify as a REIT, the Trust must elect to be so treated and must meet on a continuing basis certain requirements relating to the Trust's organization, sources of income, nature of assets, and distribution of income to stockholders. The Trust must maintain certain records and request certain information from its stockholders designed to disclose actual ownership of its stock. In addition the Trust must satisfy certain gross income requirements annually and certain asset tests at the close of each quarter of its taxable year.

If the Trust fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Trust will be subject to tax on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Trust fails to qualify will not be deductible by the Trust nor will they be required to be made. Unless entitled to relief under specific statutory provisions, the Trust will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

Based on the Trust's belief that it has operated in a manner so as to allow it to be taxed as a REIT since inception, no provision for federal income taxes has been made in the financial statements. For the years ended December 31, 2001, 2000, and 1999, the distributions per Preferred Share are allocated 100% as ordinary income. The distributions per Common share are allocated 100% as ordinary income.

Reclassifications. Certain 1999 and 2000 amounts may have been reclassified to conform to 2001 classifications. Such reclassifications had no effect on reported net income.

Earnings per share. Earnings per share and shares outstanding for 2000 and 1999 have been adjusted on the Statement of Operations for the three to one reverse stock split made May 11, 2001.

3. Restricted cash and mortgage note holdbacks

Pursuant to mortgage loan agreements between the Trust and its borrowers, a portion of the loan proceeds are held by the Trust in segregated accounts to be disbursed to borrowers upon completion of improvements on the secured property. As of December 31, 2001 and 2000, mortgage note holdbacks from the consummation of mortgage loans made amounted to $1,285,382 and $654,084, respectively.

4. Accounts receivable

Accounts receivable consists primarily of accrued interest on mortgage notes receivable and other amounts due from borrowers. As of December 31, 2001 and 2000, accrued interest and other amounts due from borrowers were $292,588 and $293,592, respectively.

5. Lines of credit to related parties

The Trust entered into a loan purchase agreement on December 12, 1997 with Capital Alliance Funding Corporation ("CAFC"). Under the terms of the agreement, the Trust advances funds to CAFC to acquire mortgage loans secured by real estate. The Trust then acquires all of CAFC's right, title and interest in such loans. CAFC is obligated to reacquire the loans from the Trust at a preset price. As of December 31, 2001 and 2000, the Trust advanced to CAFC $4,217,408 and $3,501,940, respectively. The interest rate on this line of credit varies with market conditions and is payable monthly. As of December 31, 2001 and 2000 the applicable interest rate was 7.0% and 10.0%, respectively. The Trust earned interest in the amount of $447,246, $310,495, and $180,345, during 2001, 2000, and 1999, respectively, of which $740, $25,930 and $18,348 was outstanding as of December 31, 2001, 2000, and 1999, respectively.

The Trust entered into a loan purchase agreement on January 1, 1998 with CAlliance Mortgage Trust, which subsequently merged into the Mortgage Division of CAlliance Realty Fund, LLC ("CRF") on May 30, 2000. Under the terms of the agreement, the Trust advances funds to CRF to acquire mortgage loans secured by real estate. The Trust then acquires all of CRF's right, title and interest in such loans. CRF is obligated to reacquire the loans from the Trust at a preset price. CRF had repaid the advances as of December 31, 2001 and owed the Trust $1,242,734 for advances as of December 31, 2000. Annual interest on this line of credit is between 7.0% and 12.0% and is payable monthly. The Trust earned interest in the amount of $62,989, $97,663, and $23,760 during 2001, 2000, and 1999, respectively, of which $10,733 was outstanding as of December 31, 2000. The Trust also borrows on an unsecured basis from CRF with interest payable monthly at an annual rate of between 5.0% and 12.0%. As of December 31, 2001 and 2000 the Trust had repaid all borrowings from CRF. The Trust paid interest in the amount of $22,657 in 2001, of which $2,250 remains outstanding.

The Trust entered into a loan purchase agreement on November 1, 1997 with Sierra Capital Acceptance LLC ("SCA"), a division of Sierra Capital Funding LLC, a related party. Under the terms of the agreement, the Trust advanced funds to SCA to acquire mortgage loans secured by real estate. The Trust then acquired all of SCA's rights, titles and interest in such loans. SCA was obligated to reacquire the loans from the Trust at a preset price. SCA ceased operations on June 30, 2000. As of December 31, 1999, the Trust had advanced $428,250 to SCA. Annual interest on this line of credit was at prime plus one half of one percent for the first 60 days and prime plus four percent after 60 days. Interest was payable monthly. The Trust earned interest in the amount of $35,694 and $100,325 during 2000 and 1999, respectively, of which $4,610 was outstanding as of December 31, 1999.

5. Lines of credit to related parties (continued)

The Trust entered into a loan purchase agreement on February 1, 1998 with Equity 1-2-3, a division of Sierra Capital Funding LLC, a related party. Under the terms of the agreement, the Trust advanced funds to Equity 1-2-3 to acquire mortgage loans secured by real estate. The Trust then acquired all of Equity1-2-3's right, title and interest in such loans. Some of these loan balances exceeded the fair market value of the properties. Equity 1-2-3 was obligated to reacquire the loans from the Trust at a preset price. Equity 1-2-3 ceased operations in 1999 as it transferred its remaining loans to the Trust. As of December 31, 1999 the Trust had advanced Equity 1-2-3 $621,707. On January 1, 2000 the Trust foreclosed on the purchased loans and these loans were retained in cancellation of the repurchase option. Annual interest on this line of credit was at prime plus one percent for the first 60 days and prime plus four percent after 60 days. The Trust earned interest in the amount of $7,937 and $92,026 in 2000 and 1999, respectively.

6. Mortgage notes receivable

Mortgage notes receivable represent home equity loans primarily secured by deeds of trust on one to four unit residential real estate. At the time of origination, all but one loan have a combined loan-to-value equal to or less than 75% of the underlying collateral. The Trust is subject to the risks inherent in finance lending including the risk of borrower default and bankruptcy.

Mortgage notes receivable are stated at the principal outstanding. Interest on the mortgages is due monthly and principal is usually due as a balloon payment at loan maturity.

A reconciliation of mortgage notes receivable is as follows:

	December 31, 2001	December 31, 2000	December 31, 1999
Balance, beginning of period	$ 11,906,589	$ 10,807,664	$ 8,986,645
Additions during period:			
New mortgage loans	15,500,173	8,029,562	7,452,006
Deductions during period:			
Collections of principal	9,486,695	5,338,680	4,395,441
Foreclosures, net of reserve	---	1,093,528	565,000
Write off of uncollectible loans	103,549	---	---
Transfer to CAFC	77,595	498,429	670,546
Balance, close of period	$ 17,738,923	$ 11,906,589	$ 10,807,664

6. Mortgage notes receivable (continued)

The Trust's mortgage notes receivable all relate to loans secured by deeds of trust on single-family residences. The following is a summary of the Trust's mortgage notes receivable at December 31, 2001.

Principal outstanding	Interest rate	Final maturity date	Monthly payment terms	Prior liens	Face amount of mortgage(s)	Carrying amount of mortgage(s)	Principal amount of loans with delinquent principal or interest (Note A)
Individual loans greater than $500,000:	13.50%	07/01/02	$9,169	First	$ 815,000	$ 815,000	$ ---
	13.50%	08/01/06	$7,875	First	700,000	700,000	---
	13.00%	09/01/06	$6,500	Second	600,000	600,000	---
	13.00%	02/01/02	$6,496	Second	600,000	599,610	---
	13.95%	05/01/05	$6,198	First	533,200	533,200	---
	14.00%	02/01/06	$6,054	None	518,900	518,900	---
Loans from $400,000-$500,000	11.75% to 13.50%	1 to 56 months			1,900,000	1,900,000	---
Loans from $300,000-$399,999	11.75% to 13.99%	1 to 60 months			3,419,000	3,399,411	---
Loans from $200,000-$299,999	10.62% to 13.50%	4 to 336 months			2,164,538	2,167,410	---
Loans from $100,000- 199,999	8.87% to 14.50%	1 to 130 months			5,394,936	4,332,834	493,161
Loans up to $99,000	9.70% to 17.75%	1 to 327 months			2,187,435	2,172,558	125,905
Total Mortgage Notes Receivable at December 31, 2001					$ 18,833,009	$17,738,923	$ 619,066

(A) Delinquent loans are loans where the monthly interest payments in arrears are 90 or more days overdue. As of December 31, 2001, there were three (3) loans totaling $344,874 of principal and $25,392 of interest that were 90 to 180 days delinquent on interest payments. Two (2) loans with the principal amount of $274,192 and $26,144 of interest have been delinquent for over 180 days. Management has reviewed all of the delinquent loans and believes that the fair value (estimated selling price less cost to dispose) of the collateral is equal to or greater than the carrying value of the loan including any accrued interest.

7. Loan loss reserve

The Trust measures loan impairment based on the fair value of the related collateral since all loans subject to this measurement are collateral dependent. Management believes a $180,000 loan loss reserve is adequate to protect against potential losses inherent in all receivables as of December 31, 2001. The Trust's actual losses may differ from the estimate.

A reconciliation of loan loss reserve is as follows:

	2001	2000	1999
Balance, beginning of period	$ 80,000	$ 85,000	$ 170,000
Provision for loan loss	203,549	175,937	162,500
Write off of uncollectible loans	(103,549)	(180,937)	---
Write-off of note receivable to related party	---	---	(225,000)
Write-off of advance to related party	---	---	(22,500)
Balance, end of period	$ 180,000	$ 80,000	$ 85,000

8. Real estate owned

During 1999 the Trust foreclosed on four mortgage notes receivable and sold one property. At December 31, 1999, the Trust owned four properties. During 2000 the Trust foreclosed on five mortgage notes receivable and sold six properties. At December 31, 2000, the Trust owned three properties. During 2001 the Trust obtained a parcel split on one property, thereby creating two properties and sold two properties. At December 31, 2001 the Trust owned two properties.

A reconciliation of the real estate owned account shows its cash and non-cash activities:

	2001	2000	1999
Real estate owned at beginning of year	$ 530,000	$ 644,326	$ 149,663
Foreclosed mortgage notes, net of reserve (non-cash)	---	912,591	565,000
Accrued interest capitalized (non-cash)	---	16,847	34,075
Capital costs of real estate owned (cash paid)	---	31,435	45,251
Gain (loss) on sale (non-cash)	---	(2,524)	(1,779)
	530,000	1,602,675	792,210
Less: Proceeds from sale of real estate owned (net of closing costs of $35,116, $30,429, and $11,116, in 2001, 2000 and 1999, respectively)	295,473	1,072,675	147,884
Real estate owned at end of year	$ 234,527	$ 530,000	$644,326

9. Gain (loss) on real estate owned

One real estate property was sold during 1999 for a net loss of $1,779. Six real estate properties were sold in 2000 for a net loss of $2,524. Two real estate properties were sold in 2001 at their carrying costs. Neither a gain nor loss from real estate owned was reported in 2001.

10. Investment in affiliates

Capital Alliance Funding Corporation

On April 11, 1997 the Trust formed a non-qualified REIT subsidiary, Capital Alliance Funding Corporation ("CAFC"), to conduct a mortgage banking business. The Trust owns all of the outstanding Series "A" Preferred Stock (2,000 shares of non-voting stock), which constitutes a 99% economic interest in CAFC. The Trust's Manager owns all of the Common Shares (1,000 shares) of CAFC, which constitutes a 1% economic interest, and has 100% voting control. The Trust's Manager also manages CAFC and provides mortgage origination and sale services for CAFC. The Trust accounts for its investment in CAFC by the equity method.

In 1999, the Trust contributed $100,000 cash and four mortgage loans totaling $670,546. In 2000, the Trust contributed $100,000 cash and forgave liabilities previously owed to CAIT totaling $322,500. In 2001 the Trust contributed one mortgage loan totaling $77,595. The transfer of mortgage notes receivable is a non-cash transaction that is not shown on statements of cash flows.

CAPITAL ALLIANCE FUNDING CORPORATION
BALANCE SHEET
As of December 31, 2001

ASSETS	2001
Cash and cash equivalents	$ 338,146
Restricted cash	517,655
Accounts receivable	164,261
Mortgage notes receivable	8,631,751
Allowance for loan losses	(118,000)
Net receivable	8,513,751
Real estate owned	567,000
Investment in affiliate	5,000
Other assets	45,934
Total assets	$ 10,151,747
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Mortgage note holdbacks	$ 517,655
Warehouse lines of credit	8,423,103
Due to affiliates	12,283
Other liabilities	144,984
Total liabilities	9,098,025
Stockholders' equity	
Preferred shares, no par value, 2,000 shares authorized, 2,000 shares issued and outstanding	---
Common shares, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding	---
Additional paid in capital	1,925,730
Accumulated deficit	(872,008)
Total stockholders' equity	1,053,722
Total liabilities and stockholders' equity	$ 10,151,747

CAPITAL ALLIANCE FUNDING CORPORATION
STATEMENT OF OPERATIONS
For the year ended December, 31 2001

	2001
REVENUES	
Interest income	$ 907,434
Loan origination income	993,376
Service release premium	86,426
Other income	23,886
Total revenues	2,011,122
EXPENSES	
Management fees to related party	66,822
Interest expense on warehouse lines of credit	556,246
Loan origination costs	137,755
Provision for loan losses	252,331
Wages and salaries	459,040
General and administrative	122,803
Taxes	11,818
Total expense	1,606,815
INCOME BEFORE LOSSES ON REAL ESTATE OWNED	404,307
Gain on real estate owned	20,207
Property holding costs on real estate owned	(39,508)
NET INCOME	$ 385,006

CAPITAL ALLIANCE FUNDING CORPORATION
STATEMENT OF CASH FLOWS
For the year ended December, 31 2001

		2001
CASH FROM OPERATING ACTIVITIES		
Net income	$	385,006
Adjustments to reconcile net income to cash provided by operating activities		
Gain on real estate owned		(20,207)
Provision for loans losses		252,331
Increase in accounts receivable		(121,518)
Increase in other assets		(22,597)
Increase in accounts payable		25,620
Decrease in interest payable		(20,520)
Increase in prepaid mortgage interest		4,594
Increase in due to affiliates		9,757
Net cash provided by operating activities		492,466
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in mortgage notes receivable		(25,720,690)
Repayment of mortgage notes receivable		2,400,395
Sale of mortgage notes		19,503,729
Investment in affiliate		(5,000)
Proceeds from sale of real estate owned		308,403
Net cash used in investing activities		(3,513,163)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from warehouse lines of credit		3,172,860
Repayment of mortgage note		(394,434)
Net cash provided by financing activities		2,778,426
NET DECREASE IN CASH		(242,271)
CASH AT BEGINNING OF PERIOD		580,417
CASH AT END OF YEAR	$	338,146

10. Investment in affiliates (continued)

The following are selected footnote disclosures from CAFC's financial statements:

Accounts receivable

Accounts receivable consists primarily of amounts due from borrowers for items such as property taxes, insurance, and interest on a first deed mortgage that were paid by CAFC on behalf of the property securing the mortgage notes. As of December 31, 2001, amounts due from borrowers were $49,071.

Mortgage notes receivable

Mortgage notes receivable are stated at the principal outstanding. Interest on the loans is due monthly. The loans are secured by first and junior deeds of trust on commercial and residential properties. CAFC is subject to the risks inherent in finance lending including the risk of borrower default and bankruptcy.

A reconciliation of the mortgage notes receivable is as follows:

	December 31, 2001
Balance, beginning of period	$ 4,845,117
Additions during period:	
New mortgage loans	25,720,690
Transferred from CAIT	77,595
Deductions during period:	
Repayment of mortgage loans	(2,400,395)
Sale of mortgage loans	(19,503,729)
Write off of uncollectible loans	(107,527)
Balance, close of period	$ 8,631,751

Some of the mortgage loans originated and purchased by CAFC are held for sale to CAIT. The remaining originations and purchases are designated for sale to independent third parties. CAIT's purchase price is the mortgage loans outstanding balance (par value) plus any accrued interest. Loans designated for sale to a third party are pre-approved for purchase by the third party, before the loan is acquired by CAFC. Sales to third parties are usually greater than CAFC's total purchase price.

Loan loss reserve

CAFC measures loan impairment based on the fair value of the related collateral since all loans subject to this measurement are collateral dependent. Management believes a $118,000 loan loss reserve is adequate to protect against potential losses inherent in all receivables as of December 31, 2001. CAFC's actual losses may differ from the estimate.

10. Investment in affiliates (continued)

Activity in the loan loss reserve was as follows:

	December 31, 2001
Balance, beginning of period	$ 78,000
Provision for loan loss	252,331
Write off of uncollectible loans and write down of real estate owned	(212,331)
Balance, end of period	$ 118,000

Real estate owned

As of December 31, 2001, the Company held one foreclosed property with a value of $567,000. In 2001, two properties were sold for a gain of $20,207. Two properties were written off and one property was written down for a total of $155,458. Net proceeds from the sales were $308,403. Costs incurred by holding the properties were $39,508 in 2001.

A reconciliation of real estate owned is as follows:

	2001
Real estate owned at beginning of year	$ 960,000
Capital costs of real estate owned (cash paid)	50,654
Real estate sold	(288,196)
Property written down	(155,458)
Real estate owned at end of year	$ 567,000

Warehouse lines of credit

As of December 31, 2001, the Company had borrowed $4,205,695 of funds under a warehouse line of credit. The Company receives advances under the agreement, up to a maximum of $5,000,000, with the mortgage loans pledged as collateral against the advances received and with a permissible warehouse period of ninety (90) days. Interest is at LIBOR (London Interbank Offered Rate for U.S. dollar deposits) plus 1.50% (3.46% at December 31, 2001) during the permissible warehouse period and is payable monthly. Interest on loans that are held for more than 90 days is LIBOR plus 3.00% (4.96% at December 31, 2001). Maturity date for this line of credit is March 31, 2002.

As of December 31, 2001, the Company had borrowed $4,217,408 of funds under a warehouse line of credit with CAIT. The funds are secured by pledged mortgage loans as collateral. Interest on this warehouse line of credit is adjusted monthly depending on market rates and is currently at 7% per annum.

10. Investment in affiliates (continued)

The due dates on both warehouse lines of credit revolve monthly and are paid off as the mortgage loans held are sold.

Related party transactions

The Manager earns an administration fee equal to 25 basis points on home loans funded for the benefit of the Company as defined in the First Amended Residential Mortgage Loan Services Agreement. The Company expensed $66,822 for these costs in 2001.

As described in Note 7, the Company received an advance of $4,217,408 under a warehouse line of credit from CAIT, and accrued interest of $740 related to this line of credit as of December 31, 2001. CAIT charges a variable interest rate on this warehouse line of credit determined by current market rates. The rate charged to CAFC on the line of credit as of December 31, 2001 is 7% per annum. The Company expensed interest of $447,246 in 2001 and paid interest of $472,436.

On occasion the Company and its affiliates had related receivables and payables arising from ordinary business transactions. As of December 31, 2001, the Company had a payable of $12,283 to the Manager. This account is shown on the balance sheet as Due To Affiliates. No interest is charged on these inter-company accounts.

The Company sold $15,500,173 loans to CAIT in 2001 at par value.

The Company paid $5,000 in 2001 for an option to purchase Sierra Capital Corporate Advisors (SCCA).

Sierra Capital Acceptance

As described in Note 5, the Trust held a $200,000 preferred share investment in Sierra Capital Acceptance, a division of Sierra Capital Funding LLC. The investment accrued distributions at 15% per annum. For the year ended December 31, 1999, the Trust earned $30,000 from this investment as interest income from affiliates. Sierra Capital Acceptance ceased operations in 2000. The Trust received cash and applied the over collateralized portion of a reverse repurchase agreement as settlement of the investment.

11. Notes Payable

As of December 31, 2001 and 2000, the Trust had borrowed $6,964,300 and $2,231,873, respectively, under a two-year warehouse line of credit. The Trust receives advances under the agreement up to a maximum of $7,000,000, with the mortgage loans pledged as collateral against the advances received. The annual interest rate is the preceding 30-day average of 1-month LIBOR (London Interbank Offered Rate for U.S. dollar deposits 30-day average at December 31, 2001 was 1.96%) plus 2.00% and is payable monthly. Maturity date for this line of credit is September 26, 2002.

As of December 31, 2001 and 2000, the Trust had borrowed $2,250,000 and $1,505,638, respectively, under a second warehouse line of credit. The Trust receives advances under the agreement up to a maximum of $2,250,000, with the mortgage loans pledged as collateral against the advances received. Annual interest is the applicable prime rate (4.75% as of December 31, 2001) plus 0.50% and is payable monthly. During the first quarter of 2002 the maximum advance was increased to $4,000,000 and the maturity date was extended to April 30, 2003.

The due dates on both warehouse lines of credit revolve monthly and are paid off as the mortgage loans held are sold.

The Trust financed a portion of its stock repurchases in 2001 by borrowing on margin from a brokerage. The amount borrowed on margin is charged at the broker call rate (3.5% as of December 31, 2001) plus 0.75%. Margin debt is callable at the discretion of the lender. As of December 31, 2001, the Trust owed $398,991 in margin debt.

12. Related party transactions

The Manager, which is owned by several of the directors and their affiliates, contracted with the Trust to provide management and advisory services and receives fees for these services from the Trust. The Manager is also entitled to reimbursement from the Trust for clerical and administrative services at cost based on relative utilization of facilities and personnel. The Manager is also reimbursed by CAFC for direct expenses and administrative services.

The Manager receives a management fee equal to one-twelfth (1/12) of 1% annually of the book value of mortgages, mortgage-related investments and real property ("Gross Mortgage Assets") of the Trust plus one-twelfth (1/12) of one-half percent (1/2%) of the book value of the non-mortgage assets of the Trust computed at the end of each month. The management fee also includes reimbursement for the direct costs of overseeing the administration and disposition of real estate owned by the Trust and CAFC and includes any applicable incentive compensation. The total management fees paid by the Trust to the Manager were $219,046, $180,156, and $149,146 for the year ended December 31, 2001, 2000, and 1999, respectively.

The Manager also began earning a REO management fee for managing and servicing the properties that the Trust and CAFC have obtained through foreclosure of mortgage notes held. The fee for these services is $500 per month for each property held by the Trust and CAFC. The Trust paid the Manager $22,500 in REO management fees in 2001.

12. Related party transactions (continued)

The Manager's incentive compensation for each fiscal quarter, equals 25% of the net income of the Trust in excess of an annualized return on common equity for such quarter equal to the ten year U.S. Treasury Rate plus 2.00%, provided that the payment of such incentive compensation does not reduce the Trust's annualized return on common equity for such quarter to less than the ten year U.S. Treasury Rate after the preferred dividend has been paid. The incentive compensation for 2001 was $26,684. No incentive compensation was earned in 2000 and 1999. Incentive compensation awards are reported as part of the management fees.

The Manager also receives a loan origination and servicing fee equal to one-twelfth (1/12) of 2% annually of the Gross Mortgage Assets of the Trust computed at the end of each month. The Trust capitalizes 55% (75% in 2000 and 1999) of this fee as loan origination costs and amortizes them over the average life of the loans originated in the month. The remaining 45% (25% in 2000 and 1999) of the fee is expensed as the portion attributed for servicing. For the years ended December 31, 2001, 2000, and 1999 the Trust paid loan origination and servicing fees of $428,185, $310,720, and $295,073, respectively. In 2001, 2000, and 1999 the Trust expensed $192,683, $77,680 and $72,313, respectively, as servicing fees and $215,018, $199,544, and $179,342, respectively, as amortization of loan origination costs. As of December 31, 2001 and 2000, the Trust capitalized $235,502 and $233,040 of loan origination fees, respectively.

During 1999, the Trust advanced $22,500 to Equity 1-2-3, a division of Sierra Capital Funding LLC, a related party, and recorded it as an addition to the $225,000 note receivable from Equity 1-2-3. The note bore interest at 15 percent per annum with interest payable quarterly. The Trust wrote off the note receivable and the advance and Equity 1-2-3 terminated operations in 1999.

On occasions the Trust and its affiliates had related receivables and payables arising from ordinary business transactions. As of December 31, 2001, the Trust had a receivable of $740 from CAFC, a receivable of $150 from Sierra Capital Corporate Advisors and a payable of $127,874 to the Manager. As of December 31, 2000, the Trust had a receivable of $10,773 from CRF and a payable of $52,963 to the Manager. These accounts are netted on the balance sheet and shown as Due To Affiliates of $126,984 and $42,190 as of December 31, 2001 and 2000, respectively. No interest is charged on these inter-company accounts.

As described in Note 5, for the year ended December 31, 2001 the Trust advanced $4,217,408 under lines of credit to affiliates and earned interest of $510,235 on such financing. For the year ended December 31, 2000, the Trust advanced $4,744,674 under lines of credit to related parties and earned interest of $486,030 on such financing. For the year ending December 31, 1999 the Trust earned interest of $342,367 from related party lines of credit.

Equity 1-2-3 and Sierra Capital Acceptance, divisions of Sierra Capital Funding LLC, were partially owned by officers of the Trust and their affiliated entities. As previously mentioned, Equity 1-2-3 and SCA ceased operations and were liquidated in 1999 and 2000, respectively.

13. Preferred, common and treasury stock

The Preferred Shareholders are entitled to a dividend preference in an amount equal to an annualized return on the adjusted net capital contribution of Preferred Shares at each dividend record date during such year (or, if the Directors do not set a record date, as of the first day of the month). The annualized return is the lesser of: (a) 10.25%, (b) 1.50 % over the Prime Rate (determined on a not less than quarterly basis) or (c) the rate set by the Board of Directors. The preferred dividend preference is not cumulative.

After declaring dividends for a given year to the Preferred Shareholders in the amount of the dividend preference, no further dividends may be declared on the Preferred Shares for the subject year, until the dividends declared on each Common Share for that year equals the dividend preference for each Preferred Share for such year. Any additional dividends generally will be allocated such that the amount of dividends per share to the Preferred Shareholders and Common Shareholders for the subject year are equal. The Preferred Shareholder's additional dividends, if any, are not cumulative.

Preferred Shareholders are entitled to receive all liquidating distributions until they have received an amount equal to their aggregate adjusted net capital contribution. Thereafter, Common Shareholders are entitled to all liquidation distributions until the aggregate adjusted net capital contributions of all Common Shares has been reduced to zero. Any subsequent liquidating distributions will be allocated among Common Shareholders and Preferred Shareholders pro rata.

The Preferred Shares are redeemable by a shareholder, subject to the consent of the Board of Directors, annually on June 30 for redemption requests received by May 15 of such year. The Board of Directors may in its sole discretion deny, delay, postpone or consent to any or all requests for redemption. The redemption amount to be paid for redemption of such Preferred Shares is the adjusted net capital contribution plus unpaid accrued dividends, divided by the aggregate net capital contributions plus accrued but unpaid dividends attributable to all Preferred Shares outstanding, multiplied by the net asset value of the Trust attributable to the Preferred Shares which shall be that percentage of the Trust's net asset value that the aggregate adjusted net capital contributions of all Preferred Shares bears to the adjusted net capital contributions of all Shares outstanding.

The Trust has the power to redeem or prohibit the transfer of a sufficient number of Common and/or Preferred Shares or the exercise of warrants and/or options and to prohibit the transfer of shares to persons that would result in a violation of the Trust's shareholding requirements. The Bylaws provide that only with the explicit approval of the Trust's Board of Directors may a shareholder own more than 9.8% of the total outstanding shares.

One Shareholder Warrant was issued for every 10 Common Shares purchased in the Trust's initial public offering. Each Shareholder Warrant entitled the holder to purchase one Common Share. The exercise price for each Shareholder Warrant was $5.60, which may be exercised during the 25th through the 48th month after April 28, 1997. In order to protect the Warrant holders against dilution, the exercise price of the Warrants and the number of shares which could be purchased upon the exercise of the Warrants will be adjusted should certain events occur (i.e. stock dividends, split-ups, combinations and reclassifications). Provision was also made to protect against dilution in the event

13. Preferred, common and treasury stock (continued)

of a merger, consolidation or disposition of all or substantially all of the Trust's assets. Warrant holders did not have the rights of a shareholder and they were not entitled to participate in a distribution of the Trust's assets in liquidation, dissolution or winding up of the Trust, unless the Warrants were exercised. On April 28, 2001 all issued warrants expired unexercised.

The 1998 Incentive Stock Option Plan, adopted by the board of directors and approved by stockholders, provided options for the purchase of a total of 247,500 Common Shares of the Trust. Officers and employees of the Manager, and Directors of the board are the eligible recipients of the options. The options have a term of 10 years with a first exercise date generally two (2) to six (6) months after the date of the grant. Options for the purchase of 68,875 shares were granted April 1, 1999 with an exercise price of $13.50 per new Common Share (as adjusted for the 1 for 3 reverse stock split on May 11, 2001). As of December 31, 2001 and 2000, 68,875 of these options were outstanding. On February 2, 2000, options for the purchase of 109,750 shares were granted with an adjusted exercise price of $9.00 per new Common Share. As of December 31, 2001 and 2000, 103,750 and 109,750, respectively, of these options were outstanding. On February 8, 2001, options for the purchase of 68,875 shares were granted with an adjusted exercise price of $9.06 per new Common Share. As of December 31, 2001, 68,875 of these options were outstanding. On December 21, 2001 options to purchase 6,000 new Common Shares with an adjusted exercise price of $9.00 per share were exercised. The exercise of common stock options reduced the number and cost of shares held in the Trust's treasury.

During 2000, the Trust purchased the equivalent of 27,160 post-split common shares as treasury stock. The purchase was recorded at cost and as a reduction to common stock outstanding. During 2001 the Trust's cumulative Common Stock purchases reached 91,066. Exercised Common Stock options reduced the treasury's Common Stock balance to 85,066 shares.

On March 7, 2000, the Board of Directors authorized the Trust to purchase up to $250,000 of the Trust's Common Stock. On December 21, 2000, the authorized repurchase ceiling was increased to $400,000. On June 19, 2001 the repurchase authorization was increased to $550,000. Separately, in a private transaction the Board of Directors authorized the purchase of 47,500 Common Shares at $13.50. This transaction closed on September 3, 2001.

On November 17, 2000, the Trust duly approved (subject to satisfaction of miscellaneous filing requirements) a one share for each three shares (1 for 3) reverse stock split of its Common and Preferred Shares which became effective at the close of business on May 11, 2001. Upon effectiveness of the reverse split, one (1) new Common Share and one (1) new Series "A" Preferred Share was exchanged for each three (3) outstanding Common and Preferred Share, respectively, and there were approximately 495,161 issued and outstanding Common Shares and approximately 213,819 issued and outstanding Preferred Shares. As a result, the December 31, 2000 Common Share treasury balance became 27,160 post-split shares and the December 31, 2000 Preferred Share treasury balance became 3,176 post-split shares, each with $.01 par value. On May 14, 2001, the commencement of post-split trading, the price of a Common Share on the American Stock Exchange was increased to three (3) times the closing price of such shares on May 11, 2001 and the Adjusted Net Capital Contribution attributable to each Series "A" Preferred Share was increased to approximately $26.51 per share, three (3) times the existing Adjusted Net Capital Contribution of each such Preferred Share (approximately $8.83) as of March 31, 2001. The authorized capital of the Trust remained unchanged with 5,000,000 Common Shares and 675,000 Series "A" Preferred Shares authorized.

14. Earnings per share

The following table represents a reconciliation of the numerators and denominators of the basic and diluted earnings per common share.

	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Numerator:			
Net income	$ 1,142,898	$ 515,023	$ 450,605
Preferred dividends attributable to income	498,607	515,023	450,605
Numerator for basic and diluted Earnings per share- income available to common stockholders	$ 644,291	$ ---	$ ---
Denominator:			
Basic weighted average shares (adjusted for 2001's 1-for-3 reverse stock split)	442,371	485,811	494,913
Dilutive effect of warrants	---	---	113,705
Dilutive effect of options	172,625	---	---
Diluted weighted average shares	614,996	485,811	608,618
Basic earnings per common share	$ 1.46	$ ---	$ ---
Diluted earnings per common share	$ 1.05	$ ---	$ ---

SIGNATURES

Pursuant to the requirements of Section 13 or 15(D) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: April 15, 2002

Capital Alliance Income Trust, Ltd.
A Real Estate Investment Trust

By: /s/ Richard J. Wrensen
Richard J. Wrensen
Executive Vice President
Chief Financial Officer and
Principal Financial and Accounting Officer

By: /s/ Thomas B. Swartz
Thomas B. Swartz
Chairman and Chief
Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Thomas B. Swartz
Thomas B. Swartz
Chairman and Chief Executive Officer
(Principal Executive Officer)

Dated: April 15, 2002

/s/ Richard J. Wrensen
Richard J. Wrensen
Chief Financial Officer and Director
(Principal Financial and Accounting Officer)

Dated: April 15, 2002

/s/ Dennis R. Konczal
Dennis R. Konczal
President and Director

Dated: April 15, 2002

/s/ Stanley C. Brooks
Stanley C. Brooks
Director

Dated: April 15, 2002

/s/ Harvey Blomberg
Harvey Blomberg
Director

Dated: April 15, 2002

/s/ Donald R. Looper
Donald R. Looper
Director

Dated: April 15, 2002

EXHIBIT "A"

CAPITAL ALLIANCE INCOME TRUST LTD.
ANNOUNCES IMPROVED EARNINGS AND OPERATING RESULTS
FOR THIRD QUARTER 2001

SAN FRANCISCO - (BUSINESS WIRE) - November 7, 2001- Capital Alliance Income Trust Ltd. ("CAIT") (AMEX: CAA-news), a specialty residential mortgage finance company, announced net income of $325,662 ($.47 basic and $.43 diluted per share) for the three months ended September 30, 2001 and $842,131 ($.97 basic and $.88 diluted per share) for the nine months ended September 30, 2001 as compared to net income of $65,940 (-$.06 basic and diluted per share) and $359,214 (-$.07 basic and diluted per share), respectively, for the like periods in the year 2000.

The 2001 third quarter net income reflect a 393% increase over net income for the third quarter of 2000 and a 29% increase over the net income for the second quarter of 2001. Similarly, the increase in net income for the nine months ended September 30, 2001 reflects a 134% increase over the net income for the first nine months of 2000.

Thomas B. Swartz, Chairman and CEO of CAIT, noted that "management is very pleased to see the dramatic improvement in CAIT's earnings for the last several quarters since they reflect the benefit of CAIT's re-emphasis of its portfolio lending operations, reduced interest costs, and improved profitability in both its portfolio operations and its mortgage banking subsidiary." Richard J. Wrensen, CAIT's CFO, also observed that the improvement in CAIT's earnings over the last five quarters is poised to continue through the fourth quarter of 2001 despite the continued weakening in the general economy. Our earnings also include significant and increased loan loss reserves to guard against a decline in residential property values.

CAIT is a specialty residential mortgage lender which invests in higher-yielding, non-conforming residential mortgage loans on one-to-four unit residential properties located in California and other western states. It also originates non-conforming and conforming loans for sale to investors and Freddie Mac on a whole loan basis for cash through its subsidiary, Capital Alliance Funding Corporation.

Certain oral and written statements of management of CAIT included in the press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. The accuracy of such statements cannot be guaranteed, as they may be subject to a variety of risks and contingencies.

Contact: Capital Alliance Income Trust Ltd., San Francisco
Richard J. Wrensen, 415/288-9575

EXHIBIT "B"

CAPITAL ALLIANCE INCOME TRUST ANNOUNCES SECOND CONSECUTIVE INCREASED QUARTERLY DIVIDEND AND REPORTS CONTINUING IMPROVEMENT IN OPERATING RESULTS

SAN FRANCISCO - (BUSINESS WIRE) - December 27, 2001 - Capital Alliance Income Trust Ltd. ("CAIT") (AMEX: CAA - news), a non-conforming specialty residential finance company, announced that its Board has declared CAIT's second consecutive increased Common Share dividend for the first quarter of 2002 at the increased rate of $.30 per Common share. The increase in dividend rate is a 7.1 % increase over the prior quarter's dividend and a 17.65% increase during the last two quarters. The dividend will be payable on January 15,2002 to shareholders of record on January 7, 2002. Richard J. Wrensen, executive vice president and chief financial officer stated that "although home prices have held up better than the rest of the California economy, it is unclear whether that strength can continue. Therefore, CAIT is continuing to augment its loan loss reserves to deal with that contingency and is confident and determined that it can continue to build CAIT's long term earnings capacity to support future dividend increases."

Thomas B. Swartz, CAIT's chairman and CEO noted that "since REIT's must distribute 90% of their net income, the recent dividend increases signal our belief that CAIT, through its portfolio lending strategy, can continue to improve its operating results."

CAIT is a specialty residential mortgage lender which invests in high-yielding, non-conforming and conforming residential mortgage loans on one-to-four unit residential properties located primarily in California and other western states. It also originates non-conforming and conforming loans for sale to investors, including Freddie Mac, on a whole loan basis for cash through its mortgage banking subsidiary, Capital Alliance Funding Corporation.

This document contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that inherently involve risks and uncertainties. CAIT's actual results and liquidity can differ materially from those anticipated in these forward-looking statements because of changes in the level and composition of CAIT's investments and unforeseen factors. As discussed in CAIT's filings with the Securities and Exchange Commission, these factors may include, but are not limited to, changes in general economic conditions, the availability of suitable investments, fluctuations in and market expectations for fluctuations in interest rates and levels of mortgage prepayments, deterioration in credit quality and ratings, the effectiveness of risk management strategies, the impact of leverage, the liquidity of secondary markets and credit markets, increases in costs and other general competitive factors.

Contact: Capital Alliance Income Trust Ltd., San Francisco
Richard J. Wrensen, 415/288-9575

EXHIBIT "C"

CAPITAL ALLIANCE INCOME TRUST ANNOUNCES THIRD CONSECUTIVE INCREASED QUARTERLY DIVIDEND AND RECORD OPERATING RESULTS FOR YEAR 2001

SAN FRANCISCO - (BUSINESS WIRE) - March 28, 2002 - Capital Alliance Income Trust Ltd. ("CAIT") (AMEX: CAA-news) announced that its Board has declared CAIT's third consecutive increased Common Share dividend at the increased rate of $.40 per Common share – a 33 % increase over the prior quarter's dividend and a 56.8 % increase during the last four quarters. Based on the current common stock price of $14.00 per share, the annualized dividend yield is 11.4%.

The dividend is payable on April 16, 2002 to shareholders of record on April 8, 2002.

Dennis R. Konczal, CAIT's President and Chief Operating Officer, also announced concurrently, earnings of $300,723 for the fourth quarter 2001 (as compared to $155,809 for the fourth quarter of 2000) and $1,142,406 for the year 2001 (a 127.6% increase over earnings of $515,023 for the year 2000). Mr. Konczal noted that CAIT's improved earnings reflect the continuing strength of its portfolio lending operations and mortgage banking activities within California and other western states. Despite softening in some parts of California's economy, CAIT's results are indicative of its success in its portfolio lending "niche" (only on property where the loan to value can be less than 75%) and California's economic diversity. He also noted, that even though interest rates are anticipated to rise throughout 2002, CAIT's profitability is expected to be maintained as a result of loan portfolio growth and increased loan origination activity.

Richard J. Wrensen, CAIT's Executive Vice-President and Chief Financial Officer, stated "Capital Alliance had a very strong year in 2001. The stock posted a total return of approximately 70%, provided two quarterly dividend increases and achieved a higher ROE while continuing to build substantial loan loss reserves to offset any future declines in California residential property values. Our goal for 2002 is to improve on these accomplishments and thereby deliver on our commitment to build shareholder value." CAIT's 2001 fourth quarter achieved basic and fully diluted earnings per share of $0.48 and $0.42 vs. split adjusted fourth quarter 2000 basic and fully diluted earnings per share of $0.02 and $0.02. The twelve month results for the fiscal year ended December 31, 2001 produced basic and fully diluted earnings per share of $1.19 and $1.06 vs. split adjusted 2000 basic and fully diluted earnings per share of $0.00 and $0.00.

CAIT is a specialty residential lender which originates and invests in conforming and high-yielding, non-conforming residential mortgage loans on one-to-four unit residential properties located primarily in California and other western states. It also originates loans for sale to investors, including Freddie Mac, on a whole-loan basis for cash through its mortgage banking subsidiary, Capital Alliance Funding Corporation.

This document contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that inherently involve risks and uncertainties. CAIT's actual results and liquidity can differ materially from those anticipated in these forward-looking statements because of changes in the level and composition of CAIT's investments and unforeseen factors. As discussed in CAIT's filings with the Securities and Exchange Commission, these factors may include, but are not limited to, changes in general economic conditions, the availability of suitable investments, fluctuations in and market expectations for fluctuations in interest rates and levels of mortgage prepayments, deterioration in credit quality and ratings, the effectiveness of risk management strategies, the impact of leverage, the liquidity of secondary markets and credit markets, increases in costs and other general competitive factors.

Contact: Capital Alliance Income Trust Ltd., San Francisco
Richard J. Wrensen, 415/288-9575 -www.calliance.com

Board of Directors and Officers

Directors

Thomas B. Swartz
Chairman and Chief Executive Officer

Dennis R. Konczal
President and Chief Operating Officer

Richard J. Wrensen
Executive Vice President and Chief Financial Officer

Harvey Blomberg,* Regional Director of
Connecticut Small Business Development Center

Stanley C. Brooks,* President of
Brookstreet Securities Corporation

Donald R. Looper,* Esq.
Looper, Reed & McGraw

* *Independent Director*

Officers

Thomas B. Swartz
Chairman and Chief Executive Officer

Dennis R. Konczal
President and Chief Operating Officer

Richard J. Wrensen
Executive Vice-President and
Chief Financial Officer

William W. Aubrey II
Senior Vice President of Manager

Linda St. John
Corporate Secretary

Stockholder Information

Executive Offices

Capital Alliance Income Trust Ltd.
50 California Street, Suite 2020
San Francisco, CA 94111
Tel: (415) 288-9575
Fax: (415) 288-9590
E-mail: cait@calliance.com
Company Website: www.calliance.com

Shareholder Inquiries

Shareholder communications regarding stock accounts, the transfer of stock ownership, address changes or other matters should be directed to our transfer agent.

Gemisys Corporation
7103 South Revere Parkway
Englewood, CO 80112
Tel: (303) 705-3265

Independent Auditors

Novogradac & Company LLP
San Francisco, CA 94105

Stock Exchange Listing

American Stock Exchange - Symbol: CAA

Common Stock Performance*

Year	Quarter	High	Low
2000	1st*	$13.20	$6.73
	2nd*	10.95	7.89
	3rd*	10.71	6.63
	4th*	10.53	6.93
2001	1st*	12.66	6.81
	2nd*	13.50	8.73
	3rd	13.41	11.91
	4th	13.70	12.10
2002	1st	14.20	12.91
	April 1-12	15.40	14.45

* Reflects May 14, 2001 one-for-three reverse stock split.

Capital Alliance Advisors, Inc.
Manager
Capital Alliance Income Trust
Executive and Administrative Offices
50 California Street, Suite 2020 San Francisco, California 94111
415-288-9575 Facsimile 415-288-9590